    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 1995


                                                       REGISTRATION NO. 33-62559

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             JACO ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

                       NEW YORK                                             11-1978958
           (State or Other Jurisdiction of                     (I.R.S. Employer Identification No.)
            Incorporation or Organization)

                            ------------------------

                   145 OSER AVENUE, HAUPPAUGE, NEW YORK 11788
          (Address of Principal Executive Offices, Including Zip Code)

                            ------------------------

                           JOEL H. GIRSKY, PRESIDENT
                             JACO ELECTRONICS, INC.
                                145 OSER AVENUE
                           HAUPPAUGE, NEW YORK 11788
                    (Name and Address of Agent for Service)

                            ------------------------

                                 (516) 273-5500
         (Telephone Number, Including Area Code, of Agent for Service)

                            ------------------------

  COPIES OF ALL COMMUNICATIONS REGARDING THIS REGISTRATION STATEMENT SHOULD BE
                                    SENT TO:

                STEPHEN I. BUDOW, ESQ.                                 MARK A. KLEIN, ESQ.
        MORRISON COHEN SINGER & WEINSTEIN, LLP             FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN
                 750 LEXINGTON AVENUE                        9100 WILSHIRE BOULEVARD, 8TH FLOOR EAST
               NEW YORK, NEW YORK 10022                            BEVERLY HILLS, CA 90212-3480
              (212) 735-8600 (TELEPHONE)                            (310) 273-1870 (TELEPHONE)
              (212) 735-8708 (FACSIMILE)                            (310) 274-8293 (FACSIMILE)

                            ------------------------


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, check the following box. /X/



    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /



                        CALCULATION OF REGISTRATION FEE



===================================================================================================================
                                                               PROPOSED        PROPOSED MAXIMUM
      TITLE OF SECURITIES             AMOUNT TO BE          MAXIMUM OFFERING       AGGREGATE          AMOUNT OF
       TO BE REGISTERED               REGISTERED(1)         PRICE PER UNIT(2)  OFFERING PRICE(2)  REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10...... 1,840,000 shares(3)         $12.47           $22,944,800         $7,912.00
Representatives' Warrants..........    70,000 warrants(4)       $ .001           $        70         $     .02
Common Stock.......................    70,000 shares(5)         $14.96           $ 1,047,200         $  361.10
-------------------------------------------------------------------------------------------------------------------
Total............................................................................................    $8,273.12
-------------------------------------------------------------------------------------------------------------------



(1) As adjusted for a 4-for-3 stock split which was effective on September 22, 1995.



(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Common Stock on The Nasdaq National Market on September 5, 1995 (as adjusted for a 4-for-3 stock split which was effective on September 22, 1995).



(3) Includes 240,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.



(4) To be issued to the Representatives.



(5) Issuable upon exercise of the Representatives' Warrants. This Registration Statement also relates to such indeterminate number of shares of Common Stock issuable pursuant to the anti-dilution provisions of the Representatives' Warrants.



    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                             JACO ELECTRONICS, INC.

          CROSS REFERENCE SHEET PURSUANT TO ITEM 501 OF REGULATION S-K



ITEM NO. AND CAPTION                            LOCATION IN PROSPECTUS
--------------------                            ----------------------
  1.  Forepart of the Registration Statement
        and Outside Front Cover Page of
        Prospectus............................  Cover of Registration Statement; Cross
                                                Reference Sheet; Outside Front Cover Page
  2.  Inside Front and Outside Back Cover
        Pages of Prospectus...................  Available Information; Incorporation of Certain
                                                  Documents by Reference; Inside Front Cover
                                                  Page; Outside Back Cover Page
  3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges....  Prospectus Summary; Incorporation of Certain
                                                  Documents by Reference; Risk Factors
  4.  Use of Proceeds.........................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price.........  Outside Front Cover Page; Underwriting
  6.  Selling Shareholders....................  Prospectus Summary; Principal and Selling
                                                  Shareholders
  7.  Plan of Distribution....................  Underwriting; Inside Front Cover Page
  8.  Description of Securities to
        be Registered.........................  Description of Capital Stock
  9.  Interests of Named Experts and
        Counsel...............................  Legal Matters
 10.  Information with Respect to the
        Registrant............................  Prospectus Summary; Capitalization; Selected
                                                  Consolidated Financial Data; Management's
                                                  Discussion and Analysis of Financial
                                                  Condition and Results of Operations;
                                                  Business; Management
 11.  Incorporation of Certain Information by
        Reference.............................  Incorporation of Certain Documents by Reference
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...........................  Inapplicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 13, 1995

PROSPECTUS
                                1,600,000 SHARES


                                     [LOGO]


                                  COMMON STOCK

                             JACO ELECTRONICS, INC.

     Of the 1,600,000 shares of Common Stock offered hereby, 1,325,000 shares are being sold by Jaco Electronics, Inc. (together with its subsidiaries, "Jaco" or the "Company") and 275,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "JACO." The last sale price for the Common Stock on October 12, 1995, was $13.50 per share (which gives effect to a 4-for-3 stock split which was effective on September 22, 1995). See "Price Range of Common Stock."

                            ------------------------

      PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE DISCUSSION UNDER

                      "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                  UNDERWRITING                      PROCEEDS TO THE
                                  PRICE TO       DISCOUNTS AND    PROCEEDS TO THE       SELLING
                                 THE PUBLIC      COMMISSIONS(1)      COMPANY(2)     SHAREHOLDERS(2)
-----------------------------------------------------------------------------------------------------
Per Share....................         $                $                 $                 $
-----------------------------------------------------------------------------------------------------
Total(3).....................         $                $                 $                 $
-----------------------------------------------------------------------------------------------------

(1) Excludes the value of warrants (the "Representatives' Warrants") to purchase up to 70,000 shares of Common Stock. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "Underwriting."

(2) Before deducting expenses estimated at $          payable by the Company and
    $          payable by the Selling Shareholders. See "Underwriting."

(3) The Company has granted an option to the Underwriters, exercisable within forty-five (45) days from the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the
    Company will be $          , $          , and $          , respectively. See
    "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to the right to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made through the offices of Cruttenden Roth Incorporated, Irvine, California or the facilities of the
Depository Trust Company on or about October   , 1995.


                            ------------------------

CRUTTENDEN ROTH                              CLEARY GULL REILAND & MCDEVITT INC.
 Incorporated


                 The date of this Prospectus is October  , 1995

                  (Logo with four pictures of Electronic Components)


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, statements and other information can be inspected and copies obtained at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Also, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option, Representatives' Warrants or options granted or reserved under the Company's stock option plans and gives effect to a 10% stock dividend paid on March 10, 1995 and a 4-for-3 stock split which was effective on September 22, 1995. Investors should carefully consider the information set forth under the heading, "Risk Factors."


                                  THE COMPANY

     Jaco markets and distributes passive and active electronic components to original equipment manufacturers ("OEMs") throughout the United States and Canada from two distribution centers located on the East and West Coasts and 12 sales offices located throughout the United States. The Company distributes products such as semiconductors, capacitors, resistors, electro-mechanical devices, computers and computer subsystems, which are used in the manufacture and assembly of electronic products. The Company also provides a variety of value-added services including configuring complete computer systems to customers' specifications, kitting the component requirements of certain customers, assembling fractional-horsepower electric motors to customers' specifications and furnishing contract manufacturing services. Value added services are intended to attract new customers, maintain and increase sales to existing customers and, where feasible, generate additional revenues and improve margins from sales of components. In addition, these services are designed to respond to an industry trend of outsourcing, in which purchasing, manufacturing and distribution functions are allocated by customers to the most efficient provider. The Company entered the contract manufacturing business in March 1994, when it acquired all of the outstanding capital stock of Nexus Custom Electronics, Inc. ("Nexus"), a Vermont-based turnkey contract manufacturer of printed circuit boards ("PCBs"). Management believes the acquisition of Nexus has enabled, and will continue to enable, the Company to expand and broaden its range of value-added service capabilities. In the year ended June 30, 1995, Nexus products accounted for approximately 9% of the Company's total sales.

     The Company's core customer base consists primarily of small and medium-sized OEMs that produce electronic equipment used in a wide variety of industries, including manufacturers of telecommunications, computer, computer-related, medical and aerospace equipment. In addition, over the past three years, the Company has added several Fortune 500 manufacturers. In fiscal 1995, the Company distributed electronic components to thousands of customers, none of which individually represented more than 3% of net sales.

     According to the National Electronics Distributors Association, an industry trade association, in 1994 the electronics distribution industry recorded approximately $17 billion in sales. Of these sales, approximately $10.9 billion consisted of sales of semiconductors and computer products, which accounted for approximately 48% of the Company's net distribution sales for the year ended June 30, 1995. Approximately $5.4 billion of industry sales consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which products, exclusive of interconnects, accounted for approximately 52% of the Company's net distribution sales in the year ended June 30, 1995.

     Through acquisitions and internal growth, the Company's sales and earnings increased from approximately $77.4 million and $312,000, respectively, in the year ended June 30, 1992 to $138.7 million and $1.9 million, respectively, in the year ended June 30, 1995. According to the April 17, 1995 edition of Electronic Buyers' News, an industry publication, the Company ranked 8th among distributors of passive electronic components in the United States and 19th overall among electronic component distributors in the United States.

     Jaco is a service-oriented company built on strong customer and supplier relationships. Management believes that the Company's logo, "Today Isn't Soon Enough," is widely recognized in the electronics distribution industry and articulates the Company's approach and commitment to its customers. The Company's objective is to improve its position as a national distributor of electronic components through increased sales and improved operating efficiencies achieved by: (i) pursuing strategic acquisitions; (ii) capitalizing on the trend towards outsourcing by increasing sales of value-added services, particularly contract manufacturing; (iii) expanding geographic coverage in targeted areas of the United States and Canada where the Company does not yet have a significant presence; (iv) expanding and diversifying its product lines by obtaining new distributorships with additional suppliers; and (v) expanding its customer base to include more large, high-volume customers while maintaining its traditional focus on its small and medium-sized customers. Fundamental to the success of the Company's strategy is its continuing emphasis on quality, controlling costs and improving customer service.

     The Company was organized in the State of New York in 1961. Its principal executive offices are located at 145 Oser Avenue, Hauppauge, New York 11788, and its telephone number is (516) 273-5500.


     Recent Developments. The Company recently announced that its net sales, net earnings and earnings per share were $40.1 million, $808,000 and $.32 per share, respectively, for the three months ended September 30, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments."


                                  THE OFFERING

Common Stock offered:
  By the Company....................     1,325,000 shares

  By the Selling Shareholders.......       275,000 shares

Common Stock to be outstanding after
  the offering......................     3,789,384 shares*

Use of proceeds.....................     Net proceeds will be used to reduce the
                                         Company's outstanding bank
                                         indebtedness. See "Use of Proceeds."

Investment considerations...........     Prospective investors should consider
                                         carefully the factors set forth under
                                         "Risk Factors."

Nasdaq National Market Symbol.......     JACO


---------------
* Subject to adjustment to avoid fractional shares as a result of the Company's 4-for-3 stock split.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary financial data for the Company for the fiscal years ended June 30, 1993 through 1995. Such information and data should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.


                                                                     YEAR ENDED JUNE 30,
                                                            -------------------------------------
                                                              1993          1994          1995
                                                            ---------     ---------     ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                       AND SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.................................................  $  96,675     $ 105,213     $ 138,683
Gross profit..............................................     21,045        22,175        28,781
Selling, general and administrative expenses..............     17,786        19,155        23,551
Net earnings..............................................      1,384         1,430         1,916
Net earnings per common share.............................  $    0.55     $    0.56     $    0.78
Supplemental net earnings per common share(1).............         --            --     $     .72
Weighted average number of common and common equivalent
  shares outstanding......................................  2,522,980     2,551,173     2,461,091
OTHER DATA:
Inventory turnover ratio..................................        4.4x          4.6x          4.6x
Average number of days in accounts receivable.............         51            52            50


                                                                           AT JUNE 30, 1995
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                      -------     --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.....................................................  $30,741        $ 30,741
Total assets........................................................   56,323          56,323
Short-term debt.....................................................      453             453
Long-term debt and capitalized lease obligations....................   23,666           8,351
Shareholders' equity................................................   13,227          28,542

-------------------------------

(1) Supplemental net earnings per common share is computed based on the weighted average number of common and common equivalent shares outstanding during the period, as if the shares issuable pursuant to this offering were outstanding at the beginning of the period after giving retroactive effect to the reduction of interest expense, net of income tax effect, applicable to the reduction of the Company's bank indebtedness.



(2) Adjusted to reflect the sale of 1,325,000 shares of Common Stock by the Company and the receipt and application of the net proceeds from this offering estimated at $15,315,000 to the reduction of the Company's bank indebtedness. See "Use of Proceeds."

                                  RISK FACTORS


     Prospective investors should carefully consider the following factors, as well as all other matters set forth elsewhere in this Prospectus, before making an investment in the Common Stock offered hereby.


     DEPENDENCE ON SUPPLIERS. The Company relies on a limited number of suppliers for products which generate a significant portion of its sales. Substantially all of the Company's inventory has and will be purchased from suppliers with which the Company has entered into non-exclusive distributor agreements. Such agreements are typically cancelable on short notice. These agreements are generally designed to protect the Company against product obsolescence and price reductions. However, there can be no assurance that these agreements will not be canceled. In the year ended June 30, 1995, the Company's three largest suppliers accounted for approximately 37% of the Company's sales. No other supplier accounted for more than 5% of the Company's sales. While the Company does not believe that the loss of any one supplier would have a material adverse impact upon the Company since most products sold by the Company are available from multiple sources, the Company's future success will depend in large part on maintaining relationships with existing suppliers and developing relationships with new ones. The loss of, or significant disruptions in, relationships with major suppliers could have a material adverse effect on the Company's business, since there can be no assurance that the Company will be able to replace lost suppliers.



     As is common in the electronics distribution industry, from time to time the Company has experienced terminations of relationships with suppliers which affected its results of operations in post-termination fiscal periods. For example, in June 1995, the Company's largest supplier, AVX/Kyocera ("AVX"), canceled its distributor agreement with the Company. Based upon sales for the year ended June 30, 1995, AVX accounted for approximately 15% of the Company's total sales. The Company believes that it will be able to replace a major portion of those sales with sales of other product lines from other suppliers and in August 1995 the Company entered into distribution agreements for similar products with two new suppliers, Sprague, Inc. and Johanson Dielectric Inc. However, there can be no assurance that the Company will, in fact, be able to replace the AVX sales. Moreover, the Company's financial results in future periods could be adversely affected to the extent it is unable to replace sales of the AVX product line with sales of products from other suppliers and, even if it succeeds in replacing the AVX product line, to the extent the Company's customers are unwilling to purchase such other products.


     At various times there have been shortages of components in the electronics industry and certain components, including certain semiconductor devices and capacitors, have been subject to limited allocation by some of the Company's suppliers. Although such shortages and allocations have not had a material adverse effect on the Company's results of operations or finances, there can be no assurance that any future shortages or allocations would not have such an effect on the Company.

     COMPETITION. The electronic components and related services, distribution and contract manufacturing industries are highly competitive. In the distribution of electronic components and related services, the Company generally competes with local, regional and national distributors and electronic component manufacturers, including some of its own suppliers. In the area of contract manufacturing, the Company competes against numerous domestic and offshore manufacturers, as well as the in-house manufacturing capabilities of its existing and potential customers. Many of such competitors have greater name recognition and financial and other resources than the Company. Moreover, the electronics distribution industry is going through a period of rapid consolidation that is intensifying competition. There can be no assurance that the Company will continue to compete successfully with existing or new competitors and failure to do so would have a material adverse effect on the Company's operating results. See "Business -- Competition."

     DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent upon the services of its executive officers, including Joel H. Girsky, its Chairman, President and Treasurer, and Charles B. Girsky, its Executive Vice President and Director. Although the Company continued to operate smoothly during the temporary absence due to illness of Joel H. Girsky for two months during

1995, the permanent loss for any reason of either Joel or Charles Girsky, or one or more of the Company's other key executives, could have a material adverse effect upon the business of the Company. While the Company believes that it would be able to locate suitable replacements for its executives if their services were lost, there can be no assurance that it would, in fact, be able to do so. The Company's future success will also depend, in part, upon its continuing ability to attract and retain highly qualified personnel.

     UNCERTAINTY OF FUTURE ACQUISITIONS. The Company's growth strategy depends, in part, on its ability to identify and acquire compatible electronics distributors and/or contract manufacturers and to integrate the acquired operations. A portion of the Company's sales growth during fiscal 1995 resulted from the Nexus acquisition. See Note I of Notes to Consolidated Financial Statements. There can be no assurance that the Company will be able to locate additional appropriate acquisition candidates, that, if identified, any of such candidates will be acquired or that the operations of acquired candidates will be effectively integrated or prove profitable. The completion of future acquisitions requires the expenditure of sizable amounts of capital and management effort. Moreover, unexpected problems encountered in connection with the Company's acquisitions could have a material adverse effect on the Company. The Company could be forced to alter its strategy in the future if suitable acquisition candidates are not available or are too costly. See
"Business -- Business Strategy."

     FOREIGN MANUFACTURING AND TRADE REGULATION. A significant number of the components sold by the Company are manufactured by foreign manufacturers. As a result, the Company, and its ability to sell certain products at competitive prices, could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes or delays in air or sea transportation and possible future United States legislation with respect to pricing and/or import quotas on products imported from foreign countries. The Company's ability to be competitive with respect to sales of imported components could also be affected by other governmental actions and policy changes relating to, among other things, anti-dumping and other international antitrust legislation and adverse currency fluctuations which could have the effect of making components manufactured abroad more expensive. Because the Company purchases products from United States subsidiaries or affiliates of foreign manufacturers, the Company's purchases are paid for in U.S. dollars, which usually reduces or eliminates the potential adverse effects of currency fluctuations. While the Company believes that the factors involving foreign components supply have not adversely impacted its business in the past, there can be no assurance that such factors will not materially adversely affect its business in the future.

     INDUSTRY CYCLICALITY AND POTENTIAL QUARTERLY FLUCTUATIONS. The electronics distribution industry has historically been affected by general economic downturns, which have often had an adverse economic effect upon manufacturers, end-users of electronic components and electronic component distributors such as the Company. In addition, the life-cycle of existing electronic products and timing of new product development and introduction can affect demand for electronic components. The Company's results of operations for any particular period may be adversely affected by numerous factors, such as the loss of key suppliers or customers, price competition, problems incurred in managing inventories or receivables, the timing or cancellation of orders from major customers, the timing or cancellation of purchase orders with suppliers and the timing of expenditures in anticipation of increased sales and customer product delivery requirements. Price competition in the industries in which the Company competes is intense and could result in gross margin declines, which could have an adverse impact on the Company's profitability. In various periods in the past, the Company's operating results have been affected by all of these factors.


     CONTINUED CONTROL BY PRESENT SHAREHOLDERS AND MANAGEMENT. Upon completion of the offering, Messrs. Joel H. Girsky and Charles B. Girsky will own an aggregate of 699,914 shares of Common Stock, representing approximately 18.5% of the outstanding shares. In the event of the exercise of all of their outstanding stock options, after completion of the offering the Girskys would own approximately 20.2% of the outstanding capital stock of the Company. As a result of such stock ownership and their positions as executive officers and as two of the four directors of the Company, they may be in a position to elect a majority of the Board of Directors and to control the day-to-day affairs of the Company.


     NEED FOR ADDITIONAL AUTHORIZED AND UNISSUED SHARES; ISSUANCE OF PREFERRED STOCK AND NEWLY AUTHORIZED SHARES. The Company's Certificate of Incorporation (the "Certificate") authorizes the issuance of 5,000,000 shares of Common Stock and 100,000 shares of Preferred Stock. After giving effect to the issuance of the 1,325,000 shares of Common Stock offered by the Company hereunder, 240,000 shares underlying the over-allotment option, 70,000 shares underlying the Representatives' Warrants and of all shares covered by options granted under the Company's stock option plans, only approximately 450,000 authorized shares of Common Stock would remain unissued. As a result of the limited number of authorized and unissued shares of Common Stock available for future issuance, the Company intends at its 1995 annual meeting of shareholders, currently anticipated to be held in December 1995 (the "1995 Annual Meeting"), to seek approval from its shareholders to increase the number of shares of capital stock authorized to be issued to 10,000,000. If the Company's shareholders approve the increase in the number of authorized shares, shares may be issued to raise equity capital, in connection with acquisitions, or for anti-takeover or other purposes without further shareholder approval unless required by applicable law, which could result in dilution to current shareholders. The Company's management has no present intention of issuing additional shares other than as a result of the exercise of stock options or the Representatives' Warrants. If the Company's shareholders do not approve an increase in the number of authorized shares, the continued growth of the Company could be materially limited by its inability to raise additional equity capital when needed or to issue shares of capital stock in connection with future acquisitions or for other corporate purposes.


     The Company's Board of Directors has the power, in its discretion and without shareholder approval, to issue any or all authorized and unissued shares of capital stock authorized by the Certificate which are not reserved for issuance, as well as certain other securities exchangeable for, or rights to purchase, such shares, including the 100,000 shares of Preferred Stock currently authorized by the Certificate and any new shares of Common Stock authorized by shareholders at the 1995 Annual Meeting. Any Preferred Stock can be issued with such rights, preferences and limitations as may be determined by the Board. Any such issuances of Common or Preferred Stock may result in a reduction in the book value and/or market price of the outstanding shares and may reduce the proportionate ownership and voting power of each then existing shareholder. Further, any new issuances of securities could be used for anti-takeover purposes or to effect or avoid a change of control of the Company.

     POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or of other distributors in the electronics industry and changes in conditions affecting the economy generally, the financial markets or the electronics distribution industry. Furthermore, relatively light trading volume of the Common Stock which occurred during periods in the recent past may exacerbate such volatility.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,325,000 shares of Common Stock offered by it hereby are estimated to be approximately $15,315,000 (approximately $18,160,550, if the Underwriters' over-allotment option is exercised in full), based upon an assumed public offering price of $12.75 per share of Common Stock. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.


     The Company intends to use such net proceeds to reduce the outstanding balance of its bank indebtedness (approximately $25,300,000 as of August 31, 1995) under its credit facility (the "Credit Facility") with The Bank of New York Commercial Corporation and NatWest Bank, N.A. The maximum amount available under the Credit Facility is $30,000,000. Borrowings under the Credit Facility have been used by the Company for working capital and to acquire the outstanding capital stock of Nexus. As of August 31, 1995, approximately $4,700,000 remained available to the Company under the Credit Facility. Of the amount borrowed under the Credit Facility, $8,000,000 is structured as a term loan; $1,500,000 (the outstanding balance of which was $1,196,000 at August 31, 1995) is structured as a term loan repayable in equal monthly installments of $17,857; and the balance is structured as a revolving line of credit. All amounts under the Credit Facility are due in September 1998 unless the Credit Facility is extended. Repayments of the term loans correspondingly increase amounts available under the revolving line of credit. The Credit Facility bears interest at the higher of the prime rate or the federal funds rate plus 1/2% or, at the Company's option, at a rate equal to LIBOR plus 2.5%. The rate charged at August 31, 1995 was 8.75%.



     As a result of the application of the net proceeds of this offering to reduce the Company's indebtedness under the Credit Facility, the amount available to be borrowed thereunder will be increased and may be drawn down in the future to provide the Company with funds for working capital or potential acquisitions of other component distributors which might be acquired for geographic, consolidation or franchise expansion reasons, or of other contract manufacturers of PCBs. The Company has no current plans, arrangements, or understandings, written or oral, with respect to any such acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings, if any, for use in its business and to support growth and does not anticipate paying cash dividends in the foreseeable future. In addition, the agreement governing the Company's Credit Facility contains provisions that prohibit the Company from paying cash dividends on its Common Stock.

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "JACO". The stock prices listed below represent the high and low closing sale prices of the Common Stock, as reported by The Nasdaq National Market, for each fiscal quarter beginning with the first fiscal quarter of 1994. Stock prices prior to February 14, 1995 have been adjusted to give effect to the 10% stock dividend paid on March 10, 1995 and stock prices for all periods through October 3, 1995 have been adjusted to give effect to a 4-for-3 stock split which was effective on September 22, 1995.



                                                                          HIGH       LOW
                                                                         ------     ------
    FISCAL YEAR 1994:
      First quarter ended September 30, 1993...........................  $ 7.84     $ 4.94
      Second quarter ended December 31, 1993...........................  $ 8.01     $ 5.28
      Third quarter ended March 31, 1994...............................  $ 6.48     $ 4.43
      Fourth quarter ended June 30, 1994...............................  $ 5.97     $ 4.26
    FISCAL YEAR 1995:
      First quarter ended September 30, 1994...........................  $ 5.28     $ 3.75
      Second quarter ended December 31, 1994...........................  $ 5.45     $ 3.92
      Third quarter ended March 31, 1995...............................  $ 5.54     $ 4.26
      Fourth quarter ended June 30, 1995...............................  $ 7.31     $ 5.06
    FISCAL YEAR 1996:
      First quarter ended September 30, 1995...........................  $13.88     $ 6.28
      Second quarter ending December 31, 1995
         (through October 12, 1995)....................................  $13.50     $10.50



     On October 12, 1995, the last reported sale price of the Company's Common Stock on The Nasdaq National Market was $13.50 per share (which gives effect to the 4-for-3 stock split which was effective on September 22, 1995). As of October 9, 1995, there were approximately 150 holders of record of the Company's Common Stock, who management believes held for more than 950 beneficial owners.

                                 CAPITALIZATION

     The following table sets forth the short term debt and capitalization of the Company as of June 30, 1995 and as adjusted to reflect receipt of estimated net proceeds from the sale of 1,325,000 shares of Common Stock of approximately $15,315,000 and the application thereof to reduce bank indebtedness.

                                                                           AT JUNE 30, 1995
                                                                      --------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
                                                                      (IN THOUSANDS EXCEPT SHARE
                                                                             INFORMATION)
Short-term debt:
  Current maturities of long-term debt payable and capitalized lease
     obligations(2).................................................  $   453         $   453
                                                                      =======         =======
Long-term debt and capitalized lease obligations(2).................  $23,666         $ 8,351
                                                                      -------         -------
Shareholders' equity:
  Preferred Stock:
  $10 par value, 100,000 shares authorized, none issued and
     outstanding or to be issued and outstanding, as adjusted.......       --              --
Common Stock:
  $.10 par value, authorized shares;
     2,464,384 shares issued and outstanding;
     3,789,384 shares issued and outstanding, as adjusted...........      246             379
Additional paid-in capital..........................................    5,014          20,196
Retained earnings...................................................    7,967           7,967
                                                                      -------         -------
     Total shareholders' equity.....................................   13,227          28,542
                                                                      -------         -------
          Total capitalization......................................  $36,893         $36,893
                                                                      =======         =======

-------------------------------
(1) As adjusted to reflect receipt of estimated net proceeds from the sale of 1,325,000 shares of Common Stock of approximately $15,315,000 and the application thereof to reduce bank indebtedness. See "Use of Proceeds."

(2) See Note E of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The data set forth below is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected consolidated financial data have been derived from the audited Consolidated Financial Statements of the Company. The Consolidated Financial Statements as of June 30, 1994 and 1995 and for each of the three years in the period ended June 30, 1995 have been audited by Grant Thornton LLP, independent certified public accountants, and are included elsewhere in this Prospectus.

                                                           YEAR ENDED JUNE 30,
                                    -----------------------------------------------------------------
                                      1991          1992          1993          1994          1995
                                    ---------     ---------     ---------     ---------     ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATING DATA
Net sales.........................  $  78,856     $  77,358     $  96,675     $ 105,213     $ 138,683
Cost of goods sold................     61,244        59,951        75,630        83,038       109,902
                                    ----------    ----------    ----------    ----------    ----------
Gross profit......................     17,612        17,407        21,045        22,175        28,781
Selling, general and
  administrative expenses.........     17,436        15,753        17,786        19,155        23,552
                                    ----------    ----------    ----------    ----------    ----------
Operating profit..................        176         1,654         3,259         3,020         5,229
Interest expense..................      1,551         1,172         1,078         1,117         2,010
                                    ----------    ----------    ----------    ----------    ----------
Earnings (loss) before income
  taxes and cumulative effect of a
  change in accounting for income
  taxes...........................     (1,375)          482         2,181         1,903         3,219
Income tax expense (benefit)......       (357)          170           797           714         1,303
                                    ----------    ----------    ----------    ----------    ----------
Earnings (loss) before cumulative
  effect of a change in accounting
  for income taxes................     (1,018)          312         1,384         1,189         1,916
Cumulative effect of a change in
  accounting for income taxes.....         --            --            --           241            --
                                    ----------    ----------    ----------    ----------    ----------
Net earnings (loss)...............  $  (1,018)    $     312     $   1,384     $   1,430     $   1,916
                                    ==========    ==========    ==========    ==========    ==========
PER SHARE DATA
Earnings (loss) per common share
  before cumulative effect of a
  change in accounting............  $   (0.40)    $    0.12     $    0.55     $    0.47     $    0.78
Cumulative effect of accounting
  change..........................         --            --            --          0.09            --
                                    ----------    ----------    ----------    ----------    ----------
Net earnings (loss) per common
  share...........................  $   (0.40)    $    0.12     $    0.55     $    0.56     $    0.78
                                    ==========    ==========    ==========    ==========    ==========
Weighted average common and common
  equivalent shares outstanding...  2,523,400     2,506,001     2,522,980     2,551,173     2,461,091
                                    ==========    ==========    ==========    ==========    ==========

                                                                JUNE 30,
                                    -----------------------------------------------------------------
                                      1991          1992          1993          1994          1995
                                    ---------     ---------     ---------     ---------     ---------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA
Working capital...................  $  13,187     $  13,614     $  14,910     $  15,160     $  30,741
Total assets......................     34,076        35,547        36,056        45,685        56,323
Long-term obligations.............      8,375         8,225         8,058         9,694        23,666
Shareholders' equity..............      8,208         8,520         9,905        11,202        13,227

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Jaco is a distributor of electronic components and provider of contract manufacturing and value-added services. Products distributed by Jaco include semiconductors, capacitors, resistors and electro-mechanical devices and motors used in the assembly and manufacturing of electronic equipment.

     The Company's customers are primarily small and medium sized manufacturers. The trend for these customers has been to shift certain manufacturing functions to third parties (outsourcing). The Company intends to seek to capitalize on this trend toward outsourcing by increasing sales of products enhanced by value-added services. Value-added services currently provided by Jaco consist of configuring complete computer systems to customer specifications both in tower and desktop configurations, kitting (e.g. supplying sets of specified quantities of products to a customer that are prepackaged for ease of feeding the customer's production lines), assembling fractional-horsepower electric motors and turnkey contract manufacturing through Nexus.

     In March 1994, the Company entered the contract manufacturing business through the acquisition of all the outstanding shares of capital stock of Nexus, paying approximately $1,800,000 which was financed in part from a $1,500,000 term loan obtained under the Company's Credit Facility. See Notes E and I of Notes to Consolidated Financial Statements. During the year ended June 30, 1995, the Company devoted significant efforts to improving the performance of Nexus including: capital expenditures in excess of $500,000 to improve Nexus' capabilities for surface mount technology in the assembly of PCBs; consolidation of Nexus' operational facilities from three buildings into one building; utilization of Jaco's sales force in the Northeast to generate new customers for Nexus; and reduction in the cost of components purchased by Nexus by consolidating such purchases with other components purchased by Jaco.

     The Company's sales from value-added services represented $18.1 million, or 13% of net sales in the year ended June 30, 1995, $8.9 million or 8% of net sales in the year ended June 30, 1994, and $5.4 million or 6% of net sales in the year ended June 30, 1993. Of these sales, sales from contract manufacturing through Nexus, which was acquired in March 1994, were $2.7 million or 2.6% of net sales in the year ended June 30, 1994 and $12.1 million or 8.7% of net sales in the year ended June 30, 1995.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's statements of earnings as a percentage of net sales for the periods shown:

                                                                    YEAR ENDED JUNE 30,
                                                                ---------------------------
                                                                1993       1994       1995
                                                                -----      -----      -----
    Net sales.................................................  100.0%     100.0%     100.0%
    Cost of goods sold........................................   78.2       78.9       79.2
                                                                -----      -----      -----
    Gross profit..............................................   21.8       21.1       20.8
    Selling, general and administrative expenses..............   18.4       18.2       17.0
                                                                -----      -----      -----
    Operating profit..........................................    3.4        2.9        3.8
    Interest expense..........................................    1.2        1.1        1.5
                                                                -----      -----      -----
    Earnings before income taxes and cumulative
      effect of a change in accounting........................    2.2        1.8        2.3
    Income tax expense........................................     .8         .7         .9
                                                                -----      -----      -----
    Earnings before cumulative effect of a change
      in accounting...........................................    1.4        1.1        1.4
    Cumulative effect of a change in accounting
      for income taxes........................................     --         .3         --
                                                                -----      -----      -----
    Net earnings..............................................    1.4%       1.4%       1.4%
                                                                =====      =====      =====

COMPARISON OF YEAR ENDED JUNE 30, 1995 ("FISCAL 1995") WITH YEAR ENDED JUNE 30, 1994 ("FISCAL 1994")

     Net sales were $138.7 million for fiscal 1995, an increase of $33.5 million or 32% as compared to $105.2 million for fiscal 1994. The increase in sales is the result of several factors, including strong overall demand for components in the electronics industry generally, and the establishment of new offices and expansion of sales forces in existing offices to grow the distribution business. In addition, revenue from contract manufacturing by Nexus increased to approximately $12.1 million in fiscal 1995, from $2.7 million in fiscal 1994. Nexus was acquired in March 1994. Accordingly, the results of its operations for only three and a half months of fiscal 1994 were included in fiscal 1994 results of operations.

     Gross profit margins, as a percentage of net sales, decreased slightly from 21.1% in fiscal 1994 to 20.8% in fiscal 1995. This was primarily due to intense price competition relating to disk drives. The Company realized an improvement in gross profit margins in its distribution business during the second half of fiscal 1995 as a result of strong demand for products other than disk drives, which have lower gross profit margins. The Company believes that the continuation of such demand, combined with emphasis on components which are more profitable than disk drives, should enable gross profit margins to improve.

     Selling, general and administrative expenses were $23.6 million in fiscal 1995, an increase of $4.4 million, or 22.9%, from $19.2 million in fiscal 1994. The addition of two new sales offices, coupled with the hiring of additional sales personnel both for the new offices and existing sales offices and the inclusion of a full year of Nexus' operating results, produced the increase. Selling, general and administrative expenses, as a percentage of 1995 net sales, declined to 17.0% from 18.2% in fiscal 1994. Strict attention to cost containment resulted in the reduction. The Company believes that if net sales continue to increase then selling, general and administrative expenses will decrease as a percentage of net sales.

     Interest expense increased to $2.0 million in fiscal 1995 from $1.1 million in fiscal 1994. This increase was primarily attributable to rising interest rates, borrowings to support sales growth and additional borrowings used in connection with the acquisition of Nexus. Interest expense is expected to decrease in fiscal 1996 as a result of the reduction of indebtedness under the Company's Credit Facility by application of the net proceeds of this offering.

     Nexus recently moved operations from two formerly leased facilities in Vermont and one in Massachusetts and consolidated such operations at its Brandon, Vermont headquarters.

     Net earnings for fiscal 1995 were $1.9 million, an increase of approximately $500,000, or 34.0%, as compared to $1.4 million for fiscal 1994, after taking into account the cumulative effect of a change in accounting for income taxes of $241,000 in the fiscal year ended June 30, 1994. Earnings before the change in accounting for income taxes increased $727,000 (61%) in fiscal 1995 as compared to fiscal 1994. Growth in the Company's distribution business was primarily responsible for the growth in earnings. Nexus currently is realizing modest profits after its first full year as a subsidiary.

COMPARISON OF YEAR ENDED JUNE 30, 1994 WITH YEAR ENDED JUNE 30, 1993 ("FISCAL 1993")

     Net sales were $105.2 million for fiscal 1994, an increase of $8.5 million or 8.8% as compared to $96.7 million for fiscal 1993. Management attributes the increase to continued penetration in existing markets, the opening of sales offices in Minnesota and Oregon, and the acquisition of Nexus. Net sales of Nexus were $2.7 million for the period following its acquisition (March
11 -- June 30, 1994) or 2.6% of consolidated fiscal 1994 net sales. Nexus, as a contract manufacturer, competes in a rapidly growing segment of the electronics market.

     Fiscal 1994 gross profit margins, as a percentage of net sales, decreased compared to fiscal 1993. This was primarily attributable to active components having represented an increasing percentage of the Company's product mix in fiscal 1994. These products are historically sold at lower margins than passive components.

     Selling, general and administrative expenses were $19.2 million in fiscal 1994, an increase of $1.4 million, or 8.0% compared to $17.8 million in fiscal 1993. Increases in selling, general and administrative expenses resulted from an expanded sales and support workforce, the establishment of additional sales offices and the incremental selling, general and administrative expenses incurred as a result of the acquisition of Nexus.

     Interest expense increased 3.7% to $1.1 million in fiscal 1994 compared to fiscal 1993 due to rising interest rates and additional borrowings to support sales growth and used in connection with the acquisition of Nexus.

     While net income was approximately $1.4 million both in fiscal 1994 and fiscal 1993, fiscal 1994 included a $241,000 benefit resulting from the Company's adoption of Financial Accounting Standard No. 109, "Accounting for Income Taxes". The benefit derived from sales growth was more than offset by decreases in gross profit margins and increased selling, general and administrative expenses.

SELECTED QUARTERLY FINANCIAL DATA

     The following table sets forth certain statements of earnings information for the periods indicated. This information has been derived from unaudited financial statements which in the opinion of management, includes all adjustments (consisting only of normal recurring accrual adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period and may fluctuate significantly from quarter to quarter in the future.


                                          QUARTER          QUARTER         QUARTER         QUARTER
                                           ENDED            ENDED           ENDED           ENDED
                                        SEPTEMBER 30     DECEMBER 31      MARCH 31         JUNE 30
                                        ------------     -----------     -----------     -----------
FISCAL 1995
  Net sales...........................  $ 31,087,594     $33,747,154     $35,825,167     $38,023,416
  Gross profit........................     6,394,122       6,919,043       7,496,699       7,970,828
  Net earnings........................       262,494         447,765         554,284         651,399
  Earnings per common share...........           .11             .18             .23             .26

FISCAL 1994
  Net sales...........................  $ 25,027,679     $24,035,522     $27,528,315     $28,621,561
  Gross profit........................     5,424,908       5,178,809       5,634,382       5,936,724
  Net earnings........................       654,033*        242,982         382,528         150,124
  Earnings per common share...........           .25*            .10             .15             .06

FISCAL 1993
  Net sales...........................  $ 23,260,952     $23,452,161     $24,419,669     $25,542,623
  Gross profit........................     5,229,523       5,135,003       5,183,823       5,496,480
  Net earnings........................       287,094         296,693         338,595         462,013
  Earnings per common share...........           .11             .12             .13             .18


-------------------------------

* Includes $241,000 or a $.09 per share benefit derived from cumulative effect of a change in accounting for income taxes.



RECENT DEVELOPMENTS



     For the three months ended September 30, 1995, net sales were $40.1 million, an increase of $9.0 million or 29% as compared to $31.1 million for the first quarter of fiscal 1995. The increase in sales is the result of continued strength in the electronic components markets and the expansion of sales forces in existing and more recently established offices.



     Net earnings for the three months ended September 30, 1995 were $808,000, or $.32 per share, a 208% increase over the net earnings of $262,000, or $.11 per share, reported in the first quarter of fiscal 1995. The incremental growth in sales was primarily responsible for the increase in earnings.


LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains a total credit facility of $30,000,000, $8,000,000 of which is structured as a term loan, $1,500,000 (the outstanding balance of which at August 31, 1995 was approximately $1,196,000) of which is structured as a term loan, payable in equal monthly installments of $17,857 and the balance of which is structured as a revolving line of credit. During fiscal 1995, the borrowing rate was reduced from prime +1% to a rate equal to the higher of prime rate or the federal funds rate + 1/2% or, at the Company's option, LIBOR plus 2.5% for fixed periods of time. The Company must comply with various financial covenants, with all of which the Company believes itself to be in compliance. As of August 31, 1995, the Company had outstanding borrowings of $25.3 million, with additional borrowing capacity of $4.7 million available under the revolving line of credit.

     Working capital increased to $30.7 million as of June 30, 1995, as compared to $15.2 million as of June 30, 1994, an increase of $15.5 million or 102%. The increase was primarily attributable to the Company's restructuring of its Credit Facility which, among other things, extended its maturity date to

September 1998; the Company's profitable results during fiscal 1995; and higher inventory necessary to support the Company's increased level of sales and resulting increased accounts receivable.



     During fiscal 1995, the Company's net cash used in operating activities increased to $4.0 million, from $127,000 in fiscal 1994 as a result of increases in accounts receivable and inventory, which were partially offset by increases in accounts payable, all of which is a reflection of higher sales. In fiscal 1995 the Company increased its borrowings under its Credit Facility by $4.6 million principally to provide cash for operating activities. In March 1995, Nexus borrowed $500,000 to purchase machinery and equipment in order to expand Nexus' surface mount assembly capacity. Management anticipates investing approximately $500,000 in fiscal 1996 for additional machinery and equipment as part of an ongoing program to upgrade Nexus' operations. The Company's cash expenditures may vary significantly from its current expectations, based on a number of factors, including but not limited to, future acquisitions, if any.


     For both fiscal 1994 and 1995, inventory turnover was 4.6x. The average age of the Company's accounts receivable at June 30, 1995 was 50 days, as compared to 52 days at June 30, 1994. The Company did not experience any significant trade collection difficulties during fiscal 1995.


     The Company's lenders under its Credit Facility have advised the Company of their willingness to increase the maximum amount thereof to $33 million. The Company expects that cash flow from operations and funds available under its Credit Facility, as same may be so amended, will be sufficient to fund the Company's capital needs for at least the next 12 months.


INFLATION

     Inflation has not had a significant impact on the Company's operations during the last three fiscal years.

                                    BUSINESS

GENERAL

     Jaco markets and distributes passive and active electronic components to OEMs throughout the United States and Canada from two distribution centers located on the East and West Coasts and 12 sales offices located throughout the United States. The Company distributes products such as semiconductors, capacitors, resistors, electro-mechanical devices, computers and computer subsystems, which are used in the manufacture and assembly of electronic products. The Company also provides a variety of value-added services including configuring complete computer systems to customers' specifications, kitting the component requirements of certain customers, assembling fractional-horsepower electric motors to customers' specifications and furnishing contract manufacturing services. Value-added services are intended to attract new customers, maintain and increase sales to existing customers and, where feasible, generate additional revenues and improve margins from sales of components. In addition, these services are designed to respond to an industry trend of outsourcing, in which purchasing, manufacturing and distribution functions are allocated by customers to the most efficient provider. The Company entered the contract manufacturing business in March 1994, when it acquired all of the outstanding capital stock of Nexus, a Vermont-based turnkey contract manufacturer of PCBs. Management believes the acquisition of Nexus has enabled, and will continue to enable, the Company to expand and broaden its range of value-added service capabilities. In the year ended June 30, 1995, Nexus products accounted for approximately 9% of the Company's total sales.

     The Company's core customer base consists primarily of small and medium-sized OEMs that produce electronic equipment used in a wide variety of industries, including manufacturers of telecommunications, computer, computer-related, medical and aerospace equipment. In addition, over the past three years, the Company has added larger, higher volume customers, including accounts with several Fortune 500 manufacturers. In fiscal 1995, the Company distributed electronic components to thousands of customers, none of which individually represented more than 3% of net sales.

     Jaco is a service-oriented company, built on strong customer and supplier relationships. The Company's inventory management and information systems assist its customers in controlling material costs, in reducing cycle times and in keeping pace with rapidly occurring technological developments. The Company utilizes a computerized inventory control system to assist in the marketing of its products and coordinate purchases from suppliers with sales to customers. The Company's computer system provides detailed on-line information regarding the availability of the Company's entire stock of inventory located at its stocking facilities as well as on-line access to the inventories of some of the Company's major suppliers. Through the Company's integrated real-time information system, customers' orders can readily be tracked through the entire process of entering the order, reserving products to fill the order, ordering components from suppliers, if necessary, and shipping products to customers on scheduled dates. The Company is thus able to provide the type of distributor service required by its OEM customers that have adopted the "just-in-time" method of inventory procurement. The "just-in-time" method is utilized in an effort to operate more efficiently and profitably by relying on scheduled deliveries of such components at the time they are needed in the production process and thereby reducing inventories of components.

     The Company provides additional customer support through technically competent product managers and field engineers, value-added services and electronic data interchange. Management believes that the Company's logo, "Today Isn't Soon Enough," is widely recognized in the electronics distribution industry and articulates the Company's approach and commitment to servicing its customers.

INDUSTRY OVERVIEW

     Over the past 30 years, the electronics industry has grown significantly as a result of increased demand for products incorporating sophisticated electronic components, such as telecommunications, computer and medical equipment. This industry growth has been matched by an increase in the number of products, component manufacturers and OEMs.

     The electronics distribution industry has become an increasingly important sales channel for the electronics industry because distributors can market component manufacturers' products to a broader range of OEMs than such manufacturers could economically serve with their direct sales forces. Historically, manufacturers of electronic components have sold directly to large OEMs and relied upon distributors to serve smaller customers. Today, distributors have become more of an extension of component manufacturers' product delivery channels by providing value-added services and technical support to customers, by stocking sufficient inventory to ensure timely delivery of components and by managing customer credit. Distributors also work with OEMs to ensure that manufacturers' components are integrated into the design of new products.

     According to the National Electronics Distributors Association, an industry trade assocation, in 1994 the electronics distribution industry recorded approximately $17 billion in sales. Of these sales, approximately $10.9 billion consisted of sales of semiconductors and computer products, which accounted for approximately 48% of the Company's net distribution sales for the year ended June 30, 1995. Approximately $5.4 billion of industry sales consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which products accounted for approximately 52% of the Company's net distribution sales in the year ended June 30, 1995.

     A number of trends are affecting the electronic components distribution industry today. One of the most significant trends is that of consolidation. A series of mergers and acquisitions over the last ten years has created a number of very large distribution companies that have increasingly focused on larger customers and expansion of international operations. As a result, regional and smaller national distributors have gained market share among small and medium-sized OEMs.

     In addition, manufacturers of electronic components have contributed to this trend by limiting the number of distributors through which they market their products in an effort to improve operating efficiencies. Distributors which can demonstrate strong local market positions and client relationships are better positioned to obtain or retain distributorship arrangements with top manufacturers. As a result, many distributors in the industry have made substantial efforts to expand their market shares by emphasizing customer services, such as value-added, just-in-time inventory management, automatic replenishment and on-site inventory services.

     Another key trend affecting the industry is the outsourcing of component assembly by OEMs. Outsourcing allows OEMs to enhance profitability by concentrating resources on product design, marketing and other core aspects of their businesses. By serving many manufacturers of similar products, distributors can often produce subassemblies more efficiently than many small and medium-sized OEMs.

BUSINESS STRATEGY

     The Company's objective is to improve its position as a rapidly growing distributor of passive and active electronic components in the United States. The Company's strategy for achieving this objective is to enhance operating results by increasing sales and improving operating efficiencies. The Company's strategy includes the following key elements:

     - Pursue Strategic Acquisitions. Among the factors driving consolidation of distributors are the desire of manufacturers to sell through fewer distributors, the need for distributors to improve operating results and the desire of OEMs to satisfy component requirements with fewer suppliers. The Company plans to actively seek complementary acquisitions which are expected to increase sales, profits and earnings and strengthen the Company's presence in targeted markets. Management believes that there will be future opportunities for attractive and synergistic acquisitions.

     - Capitalize on the Trend Toward Outsourcing By Increasing Sales of Value-Added Services. As the trend toward outsourcing by OEMs of all sizes continues, the Company anticipates that it will have opportunities to provide additional value-added services to its customer base. The Company's large purchasing volumes and inventories and efficient operations enable it to offer small and medium-sized OEMs the opportunity to purchase electronic components and custom assemblies on a just-in-time basis at lower costs than they would otherwise incur. This enables the Company's customers to reduce end-product costs and required investments in working capital, as well as improve product quality.

       Additionally, value-added services enhance the Company's relationships with its customers, who come to rely upon the Company's expertise and efficiency in assembling key parts of their end-products. The Company first offered contract manufacturing services in March 1994, when it acquired Nexus. Contract manufacturing revenues amounted to 9% of net sales in the fiscal year ended June 30, 1995.

     - Expand United States Geographic Coverage. The Company has expanded its United States geographic coverage by opening new sales offices in various major metropolitan markets. For example, the Company established three new sales offices located in Minnesota, Oregon and Colorado in November 1993, January 1994 and September 1995, respectively, and currently has plans to open a total of three additional sales offices in the Rocky Mountain States, the Midwest and the Southeast. By expanding in such regions, the Company hopes to gain additional market share in targeted areas in the United States and Canada where the Company does not yet have a significant presence.

     - Expand and Diversify Product Lines by Obtaining New Distributorships With Additional Suppliers. The Company continuously seeks to obtain new distributorships to expand its product lines. In fiscal 1995, the Company became a distributor for Dale, a subsidiary of Vishay Intertechnology, Inc. Dale produces a premier line of resistors. In August 1995, the Company became a distributor for the entire capacitor line of Sprague, Inc., another Vishay subsidiary, and for Johanson Dielectric, Inc. Management regularly contacts other manufacturers of electronic components with a view to expanding the Company's product lines.

     - Maintain Focus on Small and Medium-sized Customers While Expanding the Customer Base to Include Larger Companies. Cost structures and pressure from manufacturers have pushed many large national distributors to emphasize obtaining large orders of products from larger customers. By contrast, since small OEMs generally do not have the purchasing power to buy directly from manufacturers and frequently cannot be served on a cost-effective basis by large national distributors due to the detailed technical and product assistance they require for relatively small orders, management believes that they are more likely to rely on smaller distributors such as the Company. While historically the Company has primarily catered to the special needs of smaller OEMs, management believes that significant growth can also be achieved through expanding the Company's customer base by selectively targeting larger national and multinational companies. Management believes the successful implementation of this strategy will diversify the Company's range of potential customers and increase sales by generating larger-volume orders. Over the past three years, the Company has added several Fortune 500 manufacturers in the telecommunications, aerospace, medical, computer and computer-related industries to its roster of customers.

     Fundamental to the success of the Company's strategy is its constant focus on improving quality, lowering costs and improving customer service. The Company pursues opportunities to reduce operating expenses in every aspect of its business. The Company emphasizes working capital management and links product manager compensation to improved inventory efficiency. Management regularly reviews the performance of the Company's information systems and employs cost-saving technological advances wherever feasible.

     Both quality and efficiency are recognized by the Company to be important to its continued success. Jaco's dedication to achieving quality and efficiency in its distribution and contract manufacturing operations is evidenced by the certification of the Company's principal distribution facility in Hauppauge, New York and its contract manufacturing facility in Brandon, Vermont to be in compliance with the ISO 9002 Quality System Standard by the International Organization for Standardization. ISO 9000 is a program developed initially by the International Organization for Standardization in Geneva, Switzerland, to provide quality control registration standards that can be relied upon to provide assurance to third parties.

PRODUCTS

     The Company currently distributes over 60,000 stock items. Management believes that it is necessary for the Company to carry a wide variety of items in order to fully service its customers requirements and, in addition, many suppliers require the Company to carry their full product line.

     The components distributed by the Company are used in the assembly and manufacture of electronic equipment such as computers, data transmission and telecommunications equipment and transportation equipment, including electronic signals and aircraft, and a broad variety of other electronic products. The Company's products fall into two broad categories: "passive" components and "active" components.

     Passive components consist primarily of capacitors, electromechanical devices, fractional-horsepower motors and resistors. Passive products accounted for approximately 57%, 52% and 52% of the Company's net distributor sales in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The Company believes that the number of passive components of the types distributed by the Company that are used in personal computers has been increasing as the speed and capacity of semiconductors has increased.

     Active components include semiconductors and computer subsystems. Semiconductors consist of such items as integrated circuits and discrete components, transistors, diodes, dynamic RAMs, static RAMs, video RAMs and MOSFETs. Computer subsystems are an integral part of personal computers and computer workstations and incorporate such items as disk drives, tape drives, floppy disks and controllers. These products represented approximately 43%, 48% and 48% of the Company's net distributor sales in fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

VALUE-ADDED SERVICES

     The Company provides a number of value-added services which are intended to attract new customers, to maintain and increase sales to existing customers and, where feasible, to generate additional revenues and improve margins from sales of components. Value-added services include:

     - Configuring Computer Systems. Subsystem integration is a service offered by the Company where it offers turnkey solutions to customers' computer requirements by integrating such components as disks, tapes and floppy disk drives with other components, including power suppliers, enclosures, interface electronics cables and converters and active components to configure complete computer systems to customer specifications, both in tower and desktop configurations.

     - Kitting. Kitting of customer component product requirements is provided to fill a segment or a complete order of products to a select customer base. Kitting consists of assembling to a customer's specifications two or more of the Company's 60,000 stock items into pre-packaged kits ready for use in the customer's assembly line.

     - Motor Assembly. The Company assembles fractional-horsepower electric motors in conformity with customer specifications. The Company's Hauppauge, New York distribution center is one of only two authorized by the Globe Motors division of Labinal Components and Systems, Inc. as a Globe Motors assembly center.

     - Contract Manufacturing. The Company also furnishes turnkey contract manufacturing of PCBs for OEMs using both conventional pin-through-hole and more advanced surface mount technologies. Contract manufacturing operations involve assembling PCBs to customer specifications utilizing components from suppliers with whom the Company has distribution agreements and other suppliers. As a turnkey contract manufacturer of PCBs, the Company procures the required raw materials and components, manages the assembly and test operations, and supplies the PCBs in accordance with the customer's delivery schedule and quality requirements for the finished product.

       The Company conducts its contract manufacturing operations through Nexus, a Brandon, Vermont-based contract manufacturer which the Company acquired in March 1994.

SALES AND MARKETING

     Management believes the Company has developed valuable long-term customer relationships and an in-depth understanding of its customers' needs and purchasing patterns. Jaco serves a broad range of customers in the computer, computer-related, telecommunications, data transmission, defense, aerospace, medical equipment and other industries. None of the Company's customers individually represented more than 3% of net sales in the years ended June 30, 1994 and June 30, 1995.

     The Company's sales personnel are trained to identify their customers' requirements and to actively market the Company's entire product line to satisfy those needs. For example, the Company's sales staff and field engineers regularly meet with customers' engineers and designers to discuss prospective needs and potential design or procurement problems and enable the sales personnel to recommend use of products which meet the customers' performance criteria, are cost-effective and target specifically identified problems.

     Sales are made throughout the United States and Canada from the sales departments maintained at the Company's two distribution facilities located on the East and West Coasts of the United States in New York and California and from 12 additional sales offices located in Colorado, Florida, Maryland, Massachusetts, Minnesota, North Carolina, Oregon, Texas and Washington. The Company currently has plans to open a total of three additional sales offices in the Rocky Mountain States, the Midwest and the Southeast. Sales are made primarily through personal visits by the Company's employees and by a staff of trained telephone sales personnel who answer inquiries and receive and process orders from customers. In addition, the Company utilizes the services of independent sales representatives whose territories include parts of the United States, Canada, and several foreign countries. These sales representatives operate under agreements which are terminable by either party upon 30 days' notice. Independent sales representatives are authorized to solicit sales of all of the Company's product lines and are prohibited from representing competing product lines.

     In fiscal 1995, 92% of the Company's sales were produced by Company sales personnel and 8% by independent sales representatives, one of whom produced approximately $4.7 million in revenue. No other representative produced more than $2 million in revenue. The Company believes that the termination of any independent sales representative would not have a material adverse effect upon its business.

BACKLOG

     The Company's backlog consists of purchase orders received from customers for products scheduled for delivery within the next twelve months. The Company's backlog was $31.3 million at June 30, 1994, compared to $44.9 million at June 30, 1995. Orders constituting the Company's backlog are subject to delivery rescheduling, price negotiations and cancellations by the buyer, sometimes without penalty or notice. Backlog is not necessarily indicative of future sales for any particular period and the Company expects that in the normal course of business less than all backlogged orders will be filled.

OPERATIONS

     Component Distribution. Inventory management is critical to a distributor's business. The Company constantly focuses on a high number of resales or "turns" of existing inventory to reduce exposure to product obsolescence and changing customer demand.

     The Company's central computer system facilitates the control of purchasing and inventory, accounts payable, shipping and receiving, and invoicing and collection information of Jaco's distribution business. Each of the Company's sales departments and offices is electronically linked to the Company's central computer system which provides fully integrated on-line real-time data with respect to the Company's inventory levels. The Company's inventory management system was developed internally by Jaco and is considered proprietary. Inventory turns are tracked by vendor, and the Company's inventory management system provides immediate information to assist in making purchasing decisions and decisions as to which inventory to exchange with suppliers under stock rotation programs. The Company's inventory management system also uses bar-code technology along with scanning devices, which are supplied by Jaco to certain customers, and is networked to the facilities of select customers. In some cases, customers use computers that interface directly with the Company's computers to identify available inventory and rapidly process orders. This system enables the Company to more effectively manage its inventory and to respond more quickly to customer requirements for timely and reliable delivery of components. The Company's turnover ratio was approximately 4.6x for the year ended June 30, 1995.

     Approximately 75% of the Company's component distribution inventory is maintained at its East Coast distribution center in Hauppauge, New York. Most of the remaining inventory is maintained at the Company's West Coast facility in Westlake Village, California, approximately 35 miles north of Los Angeles. The Company also monitors supplier stock rotation programs, inventory price protection, rejected material and other factors related to inventory quality and quantity.

     Contract Manufacturing. The Company conducts its contract manufacturing operations through Nexus at an approximately 32,600 square foot facility located in Brandon, Vermont. Nexus provides turnkey contract manufacturing of PCBs for OEMs. "Turnkey" is an industry term that describes a contract manufacturer that buys customer-specified components from suppliers, assembles the components onto finished PCBs and performs post-assembly testing. OEMs then incorporate the PCBs into finished products. In assembling PCBs, Nexus is capable of employing both pin-through-hole ("PTH") and surface mount technologies ("SMT"). PTH is a method of assembling PCBs in which component leads are inserted and soldered into plated holes in the board. SMT is a method of assembling PCBs in which components are fixed directly to the surface of the board, rather than being inserted into holes. The SMT process allows for more miniaturization, cost savings and shorter lead paths between components (which results in greater signal speed). In fiscal 1995, the Company borrowed $500,000 to purchase machinery and equipment in order to expand Nexus' SMT assembly capability and plans in fiscal 1996 to invest approximately $500,000 in additional machinery and equipment as part of the Company's ongoing program to upgrade Nexus' operations.

     Nexus maintains strict quality control procedures for its products, including use of total quality management ("TQM") systems. All incoming raw materials and components are checked by the Nexus quality control personnel. During the production stage, quality control personnel check all work in process at several points in the production process. Finally, after the assembly stage, Nexus conducts random testing of finished products. When requested by OEM customers, Nexus provides a limited warranty for products it manufactures.

     Nexus' manufacturing facility has earned ISO 9002 certification. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9002 is the ISO level appropriate for manufacturers like Nexus. Nexus' receipt of ISO 9002 certification demonstrates that Nexus' manufacturing operations meet the established world standards.

     Management believes sophisticated customers increasingly are requiring their manufacturers to be ISO 9002-certified and that OEMs that are not so qualified are increasingly looking to manufacturers like Nexus that have done so, rather than undertaking the expensive and time-consuming process of qualifying their own operations.

SUPPLIERS

     Manufacturers of passive and active electronic components are increasingly relying on the marketing, customer service and other resources of a limited number of distributors who market their product lines to customers not normally served by the manufacturer, and to supplement the manufacturer's direct sales efforts in other accounts. Manufacturers seek distributors who have strong relationships with desirable customers, are financially strong, have the infrastructure to handle large volumes of products and can assist customers in the design and use of the manufacturers' products. Currently, the Company has non-exclusive distribution agreements with many manufacturers, including Globe Motors (a division of Labinal Components and Systems, Inc.), International Resistive Company, Inc., Kemet Electronics Corporation, Micropolis Corporation, Mitel Inc., Rohm Company, Limited, Samsung Semiconductor, Inc., Vishay Intertechnology, Inc., and Zetex, Inc. Management continuously seeks to identify potential new suppliers and obtain additional distributorships for new lines of products. Management believes that such expansion and diversification will increase the Company's sales and market share. See "Business -- Business Strategy".


     In fiscal 1995, of the Company's top ten suppliers, three, AVX, Kemet and Samsung, accounted for 15%, 13%, and 9% respectively, of net sales and the remaining seven each accounted for between 2% and 5% of net sales. No other supplier accounted for more than 2% of net sales. As is common in the electronics distribution industry, from time to time the Company has experienced terminations of relationships with suppliers which affected its results of operations in post-termination fiscal periods. For example, in June 1995, the Company's largest supplier, AVX, canceled its distributor agreement with the Company. While the Company believes that it will be able to replace a major portion of those sales with sales of other product lines from other suppliers and in August 1995 the Company entered into distribution agreements with Sprague, Inc. and Johanson Dielectric, Inc., there can be no assurance that it will, in fact, be able to replace the AVX sales. See "Investment
Considerations -- Relationships with Suppliers."


     The Company generally purchases products from manufacturers pursuant to nonexclusive distributor agreements. Selection as an authorized distributor is a valuable marketing tool for the Company because customers receive warranty protection and support from manufacturers when they purchase products from the Company. As an authorized distributor, the Company is able to offer customers marketing and engineering support from the product manufacturers, which enhances the Company's ability to attract new customers and close sales.

     Most of the Company's distributor agreements are cancelable by either party, typically upon 30 to 90 days' notice. These agreements typically provide for price protection, stock rotation privileges and the right to return certain inventory if the agreement is canceled. Price protection is typically in the form of a credit to the distributor for any inventory in the distributor's possession for which the manufacturer reduces its prices. Stock rotation privileges typically allow the Company to exchange inventory in an amount up to 5% of a prior period's purchases. Upon termination of a distributor agreement, the right of return typically requires the manufacturer to repurchase the Company's inventory at the Company's adjusted purchase price. The Company believes that the above-described provisions of its distributorship agreements generally have served to reduce the Company's exposure to loss from unsold inventory. As such price protection and stock rotation privileges are limited in scope, there can be no assurance that the Company will not experience significant losses from unsold inventory in the future.

COMPETITION

     The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that the breadth of customer base, services and product lines, its level of technical expertise and the quality of its services generally are also particularly important. The Company competes with large national distributors such as Arrow Electronics, Inc. and Avnet, Inc., as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater name recognition and greater financial and other resources than those of the Company.

     The Company encounters some competition from products manufactured abroad and distributed domestically. Such foreign-manufactured products are often sold at prices below the Company's prices for comparable products. The Company competes by providing its customers with reliable, rapid delivery of products that meet strict quality control standards and by providing value-added services not available from foreign distributors.

     The PCB contract manufacturing industry is highly fragmented. Many large contract manufacturers operate high-volume facilities and primarily focus on high-volume markets, such as the personal computer and disk drive industries. This segment of the contract manufacturing industry is characterized by relatively high levels of volatility, competition and pricing and margin pressure. In contrast, other contract manufacturers focus on low-to-medium volume and service-intensive products, where the value-added component represents a relatively high percentage of the overall value of the finished product.

     The Company believes that contract manufacturers which are affiliated or integrated with electronics distributors have competitive advantages over comparably-sized, stand-alone contract manufacturers. Distributors can reduce the risk of inventory obsolescence through stock rotation privileges and inventory price protection and can also take advantage of material acquisition skills, just-in-time delivery expertise and broad supplier relationships.

EMPLOYEES

     At August 31, 1995, the Company had a total of 404 employees, of which 129 were employed by Nexus. Of total employees, 11 were engaged in administration, 55 were managerial and supervisory employees, 128 were in sales and 210 performed warehouse, manufacturing and clerical functions. Of these employees, Nexus employed one in administration, 14 in management and supervisory positions, six in sales and 108 in warehouse, manufacturing and clerical functions. There are no collective bargaining contracts covering any of the Company's employees. The Company believes its relationship with its employees is satisfactory.

PROPERTIES

     All of the Company's facilities are leased except for the Brandon, VT property which is owned by Nexus. Jaco currently leases 14 facilities located in the States of California, Colorado, Florida, Maryland, Massachusetts, Minnesota, New York, North Carolina, Oregon, Texas and Washington, two of which are multipurpose facilities used principally as administrative, sales, and purchasing offices, as well as warehouses, and the remainder of which are used exclusively by Jaco as sales offices. Jaco's satellite sales offices range in size from approximately 1,000 square feet to approximately 7,200 square feet. Base rents for such properties range from approximately $1,000 per month to approximately

$3,400 per month. Depending on the terms of each particular lease, in addition to base rent, Jaco may also be responsible for portions of real estate taxes, utilities and operating costs, or increases in such costs over certain base levels. The lease terms range from month-to-month to as long as three years. All facilities are linked by computer terminals to Jaco's Hauppauge, New York headquarters. The following paragraphs set forth certain information respecting Jaco's two principal leased facilities:

          (i) Jaco leases from Bemar Realty Company, a partnership consisting of Messrs. Joel H. Girsky and Charles B. Girsky, approximately 72,000 square feet of office and warehouse space at 145 Oser Avenue, Hauppauge, New York. See "Management -- Certain Transactions." The lease provides for a current monthly base rent of approximately $56,250 and has a term which expires in December 1995. Jaco is currently negotiating a renewal of that lease. Such renewal is anticipated to be at a rental rate similar to that currently being charged for comparable properties in the area and, as a result, the Company expects that the new rental rate will be slightly lower than the current rate. Approximately 26,000 square feet of space is sublet by Jaco to an unaffiliated third party. In addition to its headquarters, Jaco maintains purchasing and sales offices and warehouse facilities at its Hauppauge location.

          (ii) Jaco leases from an unaffiliated party approximately 10,000 square feet of office and warehouse space in Westlake Village, California, approximately 35 miles north of Los Angeles, for a base rent of approximately $7,800 per month. The lease expires on March 31, 1996. Jaco maintains both a purchasing and sales office at this location, as well as warehouse facilities.

     Nexus currently owns and occupies a 32,000 square foot facility located in Brandon, Vermont, that is used for manufacturing, storage and office space. The building was acquired by the Company on March 11, 1994 as part of the acquisition of all of the outstanding shares of capital stock of Nexus.

     The Company believes that its present facilities will be adequate to meet its needs for the foreseeable future.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending, or, to the knowledge of management, threatened against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The directors and executive officers of the Company, their ages, and their positions and terms of office with the Company are set forth below.

             NAME               AGE                         TITLE
             ----               ---                         -----
Joel H. Girsky................  56      Chairman of the Board, President, Treasurer,
                                        and Director.
Charles B. Girsky.............  61      Executive Vice President and Director.
Jeffrey D. Gash...............  42      Vice President of Finance and Principal
                                        Financial Officer.
Stephen A. Cohen(1)...........  58      Director.
Edward M. Frankel(1)..........  57      Director.

-------------------------------
(1) Messrs. Cohen and Frankel serve as the members of the Audit Committee, Option Committee and Compensation Committee.

     Joel H. Girsky has been a Director and executive officer of the Company since it was founded in 1961. Since January 1983, he has been the President and Chairman of the Board of Directors of the Company. He also is a Director of Nastech Pharmaceutical Company, Inc. of Hauppauge, New York, and Frequency Electronics, Inc. of Uniondale, New York.

     Charles B. Girsky became an executive officer of the Company on August 2, 1985 and has been its Executive Vice President since January 1983. Since April, 1984, he has been President of Distel, Inc., a wholly-owned subsidiary of the Company. He was a founder, Director, and the President of the Company from 1961 through January 1983, and was elected a Director of the Company again in 1986.

     Jeffrey D. Gash has been employed by the Company for over 14 years. He became Vice President of Finance in January 1989, and was Controller of the Company for more than five years prior thereto. He has also served in similar capacities with the Company's subsidiaries.

     Stephen A. Cohen has been a Director of the Company since 1970. Since August 1989, he has practiced law as a member of the law firm of Morrison Cohen Singer & Weinstein, LLP, general counsel to the Company. For more than five years prior thereto, he was engaged in the practice of law as a member of the firm of Friedlander, Gaines, Cohen & Rosenberg, former general counsel to the Company.

     Edward M. Frankel became a Director of the Company in May 1984. For more than five years, he has been President of both Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc., each a regional distributor of vitamins and health and beauty products.

     Directors are elected at each annual meeting of shareholders. Officers serve at the discretion of the Board, subject to existing employment agreements. Except for Joel and Charles Girsky who are brothers, no family relationship exists between any directors or executive officers of the Company.

     The Board of Directors has standing Audit, Option, and Compensation Committees. The Audit Committee reviews the work and reports of the Company's independent accountants. The Option Committee, administers the Company's 1993 NonQualified Stock Option Plan. The Compensation Committee makes recommendations to the Board of Directors concerning compensation arrangements for directors, executive officers, and senior management of the Company.

OTHER KEY EMPLOYEES

     The Company also considers the following individuals to be key to its operations:


     Denis Haggerty, Vice President of Marketing -- Passives. Mr. Haggerty, who is 62 years old, oversees marketing of passive components and has been employed by the Company for approximately 30 years.

     Morton J. Denson, Vice President of Marketing -- Actives. Mr. Denson, who is 61 years old, oversees marketing of active components and has been employed by the Company for over 8 years.



     Herbert Entenberg, Vice President of Management and Information Systems and Secretary. Mr. Entenberg has been employed by the Company for over 15 years. Mr. Entenberg, who is 61 years old, oversees management information systems and operations and is responsible for developing and implementing the Company's inventory control system.


SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION


     The following table sets forth, for each of the Company's last three fiscal years, the compensation paid or accrued to the President of the Company and paid to the executive officers and key employees of the Company other than the President whose aggregate annual salary and bonus for the Company's last fiscal year exceeded $100,000 (the "Named Executives"):


                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM COMPENSATION
                                                                               -----------------------------------
                                               ANNUAL COMPENSATION                    AWARDS
                                     ---------------------------------------   ---------------------     PAYOUTS         ALL
                            YEAR                                 OTHER         RESTRICTED              -----------      OTHER
       NAME AND             ENDED                                ANNUAL          STOCK      OPTIONS/      LTIP       COMPENSATION
  PRINCIPAL POSITION       JUNE 30   SALARY($)   BONUS($)   COMPENSATION ($)   AWARDS ($)   SARS (#)   PAYOUTS ($)      ($)(2)
-----------------------    -------   ---------   --------   ----------------   ----------   --------   -----------   ------------
Joel H. Girsky.........     1993     $225,000    $87,000           --              --            --        --          $ 55,087
  Chairman of the
  Board,                    1994     $250,000    $76,000           --              --        81,400        --          $ 62,519
  President, and            1995     $300,000    $193,000          --              --            --        --          $ 72,100
  Treasurer(1)

Charles B. Girsky......     1993     $168,269    $40,037           --              --            --        --          $  3,762
  Executive Vice
    President               1994     $181,000    $17,997           --              --            --        --          $  3,783
                            1995     $206,720    $42,073           --              --            --        --          $  3,947

Jeffrey D. Gash........     1993     $ 86,160    $ 9,000           --              --            --        --          $  1,513
  Vice President,
  Finance                   1994     $ 96,000    $10,000           --              --         4,033        --          $  1,663
                            1995     $ 96,347    $10,000           --              --            --        --          $  1,806

Denis Haggerty.........     1993     $ 76,096    $33,368           --              --            --        --          $ 10,814
  Vice President,           1994     $ 90,000    $31,377           --              --         3,667        --          $ 11,165
  Marketing                 1995     $ 90,348    $36,964           --              --            --        --          $ 11,029

Morton J. Denson.......     1993     $114,306    $16,173           --              --            --        --          $  8,762
  Vice President,           1994     $114,998    $19,887           --              --            --        --          $  8,891
  Marketing                 1995     $115,440    $37,955           --              --            --        --          $  8,957

Herbert Entenberg......     1993     $102,560    $    --           --              --            --        --          $  3,369
  Vice President,           1994     $102,560    $ 4,363           --              --         3,667        --          $  3,436
  Management and            1995     $102,816    $16,155           --              --            --        --          $  3,538
  Information Systems


-------------------------------

(1) Mr. Joel Girsky entered into a four-year employment agreement with the Company, effective as of July 1, 1993, to serve as the Company's Chairman, President and Treasurer. Pursuant to the agreement, Mr. Girsky received a base salary of $250,000 for the fiscal year ended June 30, 1994 and $300,000 for the fiscal year ended June 30, 1995 and is to receive $325,000 for each of the fiscal years ended June 30, 1996 and June 30, 1997. In addition, he is entitled to receive a cash bonus equal to four percent (4%) of the Company's earnings before income taxes for each year in which such earnings are in excess of $1,000,000, and six percent (6%) of the Company's earnings before income taxes for each year in which such earnings are in excess of $2,500,000. Mr. Girsky or his estate, as the case may be, is entitled to receive a payment of $500,000 if he dies or becomes permanently disabled during the term of the employment agreement. This death and disability benefit is funded by a "key-man" life insurance policy maintained by the Company. In the event of Mr. Girsky's cessation of employment with the Company, upon his request, the Company is obligated to transfer such policy to Mr. Girsky. Thereafter, the Company would have no further liability for the payment of such benefit or the premiums on such policy. In addition, pursuant to the terms of the employment agreement, Mr. Girsky is to receive deferred compensation which accrues at the rate of $50,000 per year and becomes payable in a lump sum at the later of (i) Mr. Girsky's attainment of age 60, or (ii) his cessation of employment, with or without cause, by the Company at any time after July 1, 1993. In the event of a change in control resulting in termination of Mr. Girsky's employment, Mr. Girsky will receive between $450,000 and $600,000 depending on the date of termination.


(2) Includes auto expenses, 401(k) matching contributions by the Company, premiums paid on group term life insurance, taxable portion of split dollar life insurance policies and amounts accrued in connection with the retirement or termination of Mr. Joel Girsky's employment with the Company. Auto expenses for fiscal 1995 for the Named Executives were as follows: Mr. Joel Girsky -- $12,031, Mr. Charles Girsky -- $2,110, Mr. Gash -- $724 and Mr. Entenberg -- $2,354. 401(K) matching contributions for fiscal 1995 for the Named Executives were as follows: Mr. Joel Girsky -- $1,009, Mr. Charles Girsky -- $1,162, Mr. Gash -- $1,000, Mr. Haggerty -- $1,078, Mr.
    Denson -- $1,055 and Mr. Entenberg -- $1,031. Premiums paid on group term life insurance for fiscal 1995 for the Named Executives were as follows: Mr. Joel Girsky -- $1,008, Mr. Charles Girsky -- $675, Mr. Gash -- $82, Mr. Haggerty -- $351, Mr. Denson -- $702 and Mr. Entenberg -- $153. The taxable portion of split dollar life insurance policies for Mr. Joel Girsky was $8,052 for fiscal 1995. In addition, $50,000 was accrued in fiscal 1995 in connection with the retirement or termination of Mr. Joel Girsky's employment with the Company.

STOCK OPTIONS

     There were no grants of stock options made to any of the Named Executives in fiscal 1995.

     The following table sets forth information concerning the exercise of stock options during fiscal 1995 by each of the Named Executives and the number and value of unexercised options held by them at the fiscal year-end.

              AGGREGATE OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES


                                                                                          VALUE OF UNEXERCISED
                                                            NUMBER OF UNEXERCISED             IN-THE-MONEY
                                                               OPTIONS/SARS AT               OPTIONS/SARS AT
                            SHARES                               FY-END (#)                   FY-END ($)(1)
                          ACQUIRED ON        VALUE       ---------------------------   ---------------------------
                         EXERCISE (#)     REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                        ---------------   ------------   -----------   -------------   -----------   -------------
Joel H. Girsky........            0                 0       81,400              0        123,728              0
Charles B. Girsky.....       36,667            92,188            0              0              0              0
Jeffrey D. Gash.......            0                 0        4,033              0          6,130              0
Denis Haggerty........            0                 0        3,667              0          5,877              0
Morton J. Denson......        4,400            10,875            0              0              0              0
Herbert Entenberg.....            0                 0        3,667              0          5,877              0


-------------------------------
(1) Based on the fair market value per share of the Common Stock at year end, minus the exercise or base price on "in-the-money" options. The closing sale price for the Company's Common Stock as of June 30, 1995 on The Nasdaq National Market was $6.38.

COMPENSATION OF DIRECTORS

     Pursuant to the Company's 1993 Stock Option Plan for Outside Directors (the "Outside Directors' Plan"), the Company's outside directors (directors who are not employees of the Company) were each granted options on December 31, 1993 to purchase 14,667 shares of Common Stock. In addition, the Outside Directors Plan provides that each outside director shall also be granted on each December 31 subsequent to December 31, 1993 stock options to purchase 2,933 shares of Common Stock. All options granted under the Outside Directors' Plan are immediately exercisable, and the exercise price per share of each option is equal to the fair market value of the shares of Common Stock on the date of grant.

CERTAIN TRANSACTIONS

     During the year ended 1995, the Company incurred approximately $654,000 of rental expenses in connection with its main headquarters and centralized inventory distribution facility, located in Hauppauge, New York, which was paid to Bemar Realty Company ("Bemar"), the owner of such premises. Bemar is a partnership consisting of Messrs. Joel Girsky and Charles Girsky, both of whom are officers, directors and principal shareholders of the Company. The lease on the property, which is net of all expenses, including taxes, utilities, insurance, maintenance and repairs, expires on December 31, 1995. The Company is in the process of negotiating a renewal of such lease at a rental rate comparable to the rates currently being charged to rent similar properties in the area. It is anticipated that the new rental rate will be slightly lower than the current rate. For information concerning the Company's contingent guarantee of a mortgage on this property, see Note F of Notes to Consolidated Financial Statements.

     During fiscal 1995, Joel H. Girsky, the Chairman, President and Treasurer of the Company, was indebted to the Company under demand loans bearing interest at a rate of 9 3/4% per annum, the greatest amount of which indebtedness was $641,425 during such fiscal year. At June 30, 1995, the amount of such indebtedness was $309,808. Such indebtedness will be repaid in full on or before the closing of this offering.

     In September 1995, the Company's Board of Directors adopted a policy resolution prohibiting the Company from making any loan or advance of money or property to, or guaranteeing the obligation of, any non-employee director of the Company and limiting the Company's ability to make such loans, advances or guarantees to employee directors and executive officers of the Company or its subsidiaries unless a majority of independent disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Company.

     Stephen A. Cohen, a Director of the Company, is a member of Morrison Cohen Singer & Weinstein, LLP, general counsel to the Company. Mr. Cohen currently owns 4,789 shares of Common Stock and options to purchase an additional 17,600 shares of Common Stock. See "Legal Matters".

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth the number and percentage of shares of Common Stock beneficially owned as of October 9, 1995, and as adjusted to give effect to the sale of 1,325,000 shares by the Company and 275,000 shares by the Selling Shareholders in the offering, by (i) each director of the Company, (ii) all persons who, to the knowledge of the Company, are the beneficial owners of more than 5% of the outstanding shares of Common Stock, (iii) each of the executive officers named in the Summary Compensation Table; (iv) all of the Company's executive officers and directors as a group; and (v) each Selling Shareholder. Each person named in the table has sole investment power and sole voting power with respect to the shares of Common Stock set forth opposite such person's name, except as otherwise indicated.



                                              SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                                OWNED PRIOR TO       SHARES BEING       OWNED AFTER
                                                  OFFERING(1)          OFFERED           OFFERING
                                             ---------------------   ------------   -------------------
          NAME OF BENEFICIAL OWNER            NUMBER       PERCENT      NUMBER      NUMBER      PERCENT
          ------------------------           ---------     -------   ------------   -------     -------
Joel H. Girsky..............................   666,540(2)    26.2%      137,500     529,040       13.7%
  Chairman of the Board, President,
  Treasurer and Director
Charles B. Girsky...........................   389,774       15.8%      137,500     252,274        6.7%
  Executive Vice President and Director of
  the Company
Stephen A. Cohen............................    22,389(3)       *             0      22,389(3)       *
  Director
Edward M. Frankel...........................    17,600(3)       *             0      17,600(3)       *
  Director
Jeffrey D. Gash.............................     4,565(4)       *             0       4,565(4)       *
  Vice President, Finance of the Company
Dennis Haggerty.............................     3,667(5)       *             0       3,667(5)       *
  Vice President, Marketing of the Company
Morton J. Denson............................     4,400          *             0       4,400          *
  Vice President, Marketing of the Company
Herbert Entenberg...........................     3,667(5)       *             0       3,667(5)       *
All Directors and Executive Officers as a
  Group (8 persons)......................... 1,112,602(6)    42.9%      275,000     837,602(6)    21.4%


-------------------------------
 *  Less than 1%.

(1) Based upon (i) 2,464,384 shares of Common Stock issued and outstanding, plus, if appropriate, (ii) the number of shares of Common Stock which may be acquired by the named person or by all persons included in the group pursuant to the exercise of options.

(2) Includes 81,400 shares of Common Stock acquirable pursuant to the exercise of options granted under the Company's 1993 Non-Qualified Stock Option Plan.

(3) Includes 17,600 shares of Common Stock acquirable pursuant to the exercise of options granted under the Company's 1993 Stock Option Plan for Outside Directors.

(4) Includes 4,033 shares acquirable pursuant to the exercise of options granted under the Company's 1993 Non-Qualified Stock Option Plan.


(5) Includes 3,667 shares of Common Stock acquirable pursuant to the exercise of options granted under the Company's 1993 Non-Qualified Stock Option Plan.



(6) Includes 127,967 shares of Common Stock acquirable pursuant to the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company has 5,000,000 authorized shares of Common Stock, $0.10 par value, of which 2,464,384 shares were issued and outstanding as of August 31, 1995. Holders of the Common Stock are entitled to one vote per share on all matters requiring shareholder action. The Company's Restated Certificate of Incorporation does not permit cumulative voting for the election of directors. Holders of Common Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of the Common Stock are, and all shares to be issued and sold by the Company in this offering will be, fully paid and non-assessable.

PREFERRED STOCK


     The Company has 100,000 authorized shares of Preferred Stock, $10.00 par value ("Preferred Stock"), none of which was issued and outstanding as of August 31, 1995. The Company's Restated Certificate of Incorporation permits the terms, rights and preferences of any Preferred Stock issued in the future, including dividend rates, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, to be determined by the Company's Board of Directors at the time such issuance is approved. The Preferred Stock may be issued with voting, dividend or liquidation rights superior to the Common Stock, and could be used to frustrate a takeover attempt by a third party or to entrench management. Management does not presently know whether any shares of Preferred Stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Under the New York Business Corporation Law (the "BCL"); however, the holders of such Preferred Stock will not have any preemptive rights with respect to any future issuance of shares of the Common Stock or Preferred Stock, unless the Company's Restated Certificate of Incorporation is amended to provide for such rights. See "Investment Considerations -- Need for Additional Authorized and Unissued Shares, Issuance of Preferred Stock and Newly Authorized Shares."


CERTAIN CERTIFICATE OF INCORPORATION AND STATUTORY PROVISIONS REGARDING LIMITATIONS OF LIABILITY OF DIRECTORS.

     The Company's Restated Certificate of Incorporation includes a provision eliminating director liability to the fullest extent permissible under New York law, as such law currently exists or as it may be amended in the future. New York corporations are permitted to adopt provisions in their certificates of incorporation eliminating the monetary liability of directors for certain breaches of duty. Such provisions are subject to exceptions, as described below.

     Under New York law, a New York corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision may not eliminate or limit director's liability for (i) breaches of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions in bad faith or involving intentional misconduct or knowing violations of law, (iii) a violation of Section 719 of the BCL (including the payment of unlawful dividends or unlawful stock purchases or redemptions), or (iv) transactions in which a director receives an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's securities is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, there will be 3,789,384 shares of Common Stock outstanding. Of these shares, 667,107 shares, together with any shares acquired by affiliates in this offering, will be subject to Rule 144 under the Securities Act. As a result, 3,122,277 shares, less any shares acquired by affiliates in this offering, will be freely transferable without restriction.

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including persons who may be deemed to be affiliates of the Company, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of then-outstanding shares of Common Stock or the average weekly trading volume in the Common Stock as reported by NASDAQ during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 also are subject to certain other requirements relating to the manner of sale, notice and availability of current public information about the Company. Affiliates may publicly sell shares not constituting restricted securities under Rule 144 in accordance with the foregoing volume limitations and other restrictions but without regard to the two-year holding period. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding a sale by such person, and who has beneficially owned restricted shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     The Company, its directors, executive officers and certain shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, for a period of 180 days after the date of the Prospectus, without the prior written consent of Cruttenden Roth Incorporated. After this period, 667,107 shares of Common Stock held by this group will be eligible for sale subject to resale limitations of Rule 144 promulgated under the Securities Act and 36,667 shares will be eligible for sale under a Registration Statement filed under the Securities Act.

     No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the prevailing market price of the Common Stock. Sales of substantial amounts of Common Stock of the Company in the public market or the perception that such sales might occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, for whom Cruttenden Roth Incorporated and Cleary Gull Reiland & McDevitt Inc. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase, the numbers of shares of Common Stock set forth opposite their respective names in the table below at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of such shares if any are purchased:

                                                                                 NUMBER OF
               UNDERWRITER                                                        SHARES
               -----------                                                      ----------
    Cruttenden Roth Incorporated..............................................
    Cleary Gull Reiland & McDevitt Inc. ......................................

                                                                                -----------
              Total...........................................................   1,600,000
                                                                                ===========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such
price less a concession of not more than $          per share, and that the
Underwriters and such dealers may reallow to other dealers, including the
Underwriters, a discount not in excess of $          per share. After the public
offering, the public offering price and concessions and discounts may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 240,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase a percentage of such additional shares approximately equal to the percentage of shares it was obligated to purchase from the Company pursuant to the Underwriting Agreement.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities under the Securities Act.

     The Company has also agreed to issue to the Representatives for $70.00 warrants (the "Representatives' Warrants") to purchase up to 70,000 shares of Common Stock at an exercise price per share equal to 120% of the public offering price per share. The Representatives' Warrants are exercisable for a period of three years beginning one year from the date of this Prospectus, and are not transferable for a period of one year except to officers of the Representatives or any successors to the Representatives. In addition, the Company has granted certain rights to the holders of the Representatives' Warrants to register the Common Stock underlying the Representatives' Warrants under the Securities Act.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

     The law firm of Morrison Cohen Singer & Weinstein, LLP, New York, New York has acted as counsel to the Company in connection with this offering and will render an opinion as to the legality of the securities being offered hereby. Stephen A. Cohen, a member of the firm and a Director of the Company, currently owns 4,789 shares of Common Stock and holds options to purchase an additional 17,600 shares of Common Stock. Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, has acted as counsel to the Underwriter in connection with certain legal matters relating to this offering.

                                    EXPERTS

     The consolidated balance sheets as of June 30, 1994 and 1995, and the consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended June 30, 1993, 1994 and 1995 have been included in this Prospectus in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Report on Form 10-K for the fiscal year ended June 30, 1995 filed with the Commission by the Company is incorporated by reference in this Prospectus.

     Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to furnish without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, copies of any or all of the documents which are incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests for such documents should be directed to Mr. Jeffrey D. Gash, Vice President and Principal Financial Officer, Jaco Electronics, Inc., 145 Oser Avenue, Hauppauge, New York 11788. The Company's telephone number is (516) 273-5500.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-2 under the Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and a schedule thereto pursuant to the Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and a schedule filed as a part thereof. Copies of all or any part of the Registration Statement, including exhibits thereto, may be obtained upon payment of the prescribed fees, or inspected without charge at the offices of the Commission in Washington, D.C. See "Available Information."

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................   F-2
Consolidated Balance Sheets...........................................................   F-3
Consolidated Statements of Earnings...................................................   F-4
Consolidated Statement of Changes in Shareholders' Equity.............................   F-5
Consolidated Statements of Cash Flows.................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
  JACO ELECTRONICS, INC.

     We have audited the accompanying consolidated balance sheets of Jaco Electronics, Inc. and Subsidiaries (the "Company") as of June 30, 1994 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaco Electronics, Inc. and Subsidiaries as of June 30, 1994 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for income taxes in fiscal 1994.

                                          GRANT THORNTON LLP

Melville, New York
August 15, 1995, except for Note H, as to which the date is August 30, 1995

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                    JUNE 30,

                                                                       1994           1995
                                                                    ----------     ----------
                                    ASSETS
CURRENT ASSETS
  Cash and cash equivalents......................................  $   434,798    $   393,671
  Accounts receivable, less allowance for doubtful accounts of
     $610,000 in 1994 and 1995...................................   17,135,923     20,437,664
  Inventories....................................................   20,081,596     26,653,881
  Prepaid expenses and other.....................................    1,072,219      1,256,319
  Due from officers..............................................      291,119        309,808
  Deferred income taxes..........................................      433,000        571,000
                                                                   -----------    -----------
     Total current assets........................................   39,448,655     49,622,343
PROPERTY, PLANT AND EQUIPMENT -- AT COST, NET....................    3,560,786      4,106,221
DEFERRED INCOME TAXES............................................      199,000        174,000
EXCESS OF COST OVER NET ASSETS ACQUIRED,
  less accumulated amortization of $216,800 in 1994 and
  $297,700 in 1995...............................................    1,515,900      1,353,031
OTHER ASSETS.....................................................      960,687      1,067,643
                                                                   -----------    -----------
                                                                   $45,685,028    $56,323,238
                                                                   ===========    ===========
                    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable...............................................  $13,593,794    $16,651,774
  Notes payable -- bank..........................................    8,938,087
  Current maturities of long-term debt and
     capitalized lease obligations...............................      346,172        452,995
  Accrued expenses...............................................    1,262,916      1,300,611
  Income taxes payable...........................................      147,499        475,702
                                                                   -----------    -----------
     Total current liabilities...................................   24,288,468     18,881,082
LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS.................    9,694,108     23,665,624
DEFERRED COMPENSATION............................................      500,000        550,000
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Preferred stock -- authorized, 100,000 shares, $10 par value;
     none issued
  Common stock -- authorized, 5,000,000 shares, $.10 par value;
     issued and outstanding, 1,652,309 and 2,464,384 shares,
     respectively................................................      165,231        246,438
  Additional paid-in capital.....................................    3,810,516      5,013,663
  Retained earnings..............................................    7,226,705      7,966,431
                                                                   -----------    -----------
                                                                    11,202,452     13,226,532
                                                                   -----------    -----------
                                                                   $45,685,028    $56,323,238
                                                                   ===========    ===========

        The accompanying notes are an integral part of these statements.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                              YEAR ENDED JUNE 30,

                                                         1993          1994           1995
                                                      ----------    -----------    -----------
Net sales..........................................  $96,675,405   $105,213,077   $138,683,331
Cost of goods sold.................................   75,630,576     83,038,254    109,902,639
                                                     -----------   ------------   ------------
  Gross profit.....................................   21,044,829     22,174,823     28,780,692
Selling, general and administrative expenses.......   17,785,532     19,154,802     23,551,196
                                                     -----------   ------------   ------------
  Operating profit.................................    3,259,297      3,020,021      5,229,496
Interest expense...................................    1,077,902      1,117,354      2,010,554
                                                     -----------   ------------   ------------
  Earnings before income taxes and cumulative
     effect of a change in accounting for income
     taxes.........................................    2,181,395      1,902,667      3,218,942
Income tax provision...............................      797,000        714,000      1,303,000
                                                     -----------   ------------   ------------
  Earnings before cumulative effect of a change in
     accounting for income taxes...................    1,384,395      1,188,667      1,915,942
Cumulative effect of a change in accounting for
  income taxes.....................................                     241,000
                                                     -----------   ------------   ------------
  NET EARNINGS.....................................  $ 1,384,395   $  1,429,667   $  1,915,942
                                                     ===========   ============   ============
Earnings per common share:
Earnings before cumulative effect of a change in
  accounting for income taxes......................  $       .55   $        .47   $        .78
  Cumulative effect of a change in accounting for
     income taxes..................................                         .09
                                                     -----------   ------------   ------------
  Net earnings per common share....................  $       .55   $        .56   $        .78
                                                     ===========   ============   ============
Weighted average common and common equivalent
  shares outstanding...............................    2,522,980      2,551,173      2,461,091
                                                     ===========   ============   ============

        The accompanying notes are an integral part of these statements.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

                                                               ADDITIONAL                    TOTAL
                                                                PAID-IN     RETAINED     SHAREHOLDERS'
                                         SHARES      AMOUNT     CAPITAL     EARNINGS        EQUITY
                                        ---------   --------   ----------   ---------    -------------
Balance at July 1, 1992...............  1,708,637   $170,864   $3,936,613   $4,412,643   $  8,520,120
Net earnings..........................                                       1,384,395      1,384,395
                                        ---------   --------   ----------   ----------   ------------
Balance at June 30, 1993..............  1,708,637    170,864    3,936,613    5,797,038      9,904,515
Cancellation of shares in satisfaction
  of amounts due in connection with a
  previous acquisition................    (56,953)    (5,695)    (126,972)                   (132,667)
Exercise of stock options.............        625         62          875                         937
Net earnings..........................                                       1,429,667      1,429,667
                                        ---------   --------   ----------   ----------   ------------
Balance at June 30, 1994..............  1,652,309    165,231    3,810,516    7,226,705     11,202,452
Exercise of stock options.............     28,000      2,800      105,700                     108,500
10% stock dividend....................    167,979     16,798    1,159,056   (1,175,854)
Payment for fractional shares
  resulting from 10% stock dividend...                                            (362)          (362)
4-for-3 stock split...................    616,096     61,609      (61,609)
Net earnings..........................                                       1,915,942      1,915,942
                                        ---------   --------   ----------   ----------   ------------
Balance at June 30, 1995..............  2,464,384   $246,438   $5,013,663   $7,966,431   $ 13,226,532
                                        =========   ========   ==========   ==========   ============

        The accompanying notes are an integral part of these statements.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              YEAR ENDED JUNE 30,

                                                        1993           1994           1995
                                                    ------------   ------------   ------------
Cash flows from operating activities
  Net earnings....................................  $  1,384,395   $  1,429,667   $  1,915,942
  Adjustments to reconcile net earnings to net
     cash provided by (used in) operating
     activities
     Depreciation and amortization................       300,780        412,704        693,290
     Deferred compensation........................        50,000         50,000         50,000
     Deferred income tax expense (benefit)........        50,000       (111,000)       (31,000)
     Loss on sale of equipment....................        12,447         35,006         18,403
     Provision for doubtful accounts..............       549,000        160,000        458,000
     Changes in operating assets and liabilities,
       net of effects of acquisition
       Increase in accounts receivable............    (2,287,602)    (1,807,919)    (3,759,741)
       (Increase) decrease in inventories.........     1,281,159     (1,936,676)    (6,572,285)
       Increase in prepaid expenses and other.....       (16,490)      (224,965)      (184,100)
       Increase (decrease) in accounts payable....      (265,606)     2,493,897      3,057,980
       Increase (decrease) in accrued expenses....       176,204       (234,864)        37,695
       Increase (decrease) in income taxes
          payable.................................       341,066       (392,514)       328,203
                                                    ------------   ------------   ------------
       Net cash provided by (used in) operating
          activities..............................     1,575,353       (126,664)    (3,987,613)
                                                    ------------   ------------   ------------
Cash flows from investing activities
  Capital expenditures............................      (155,628)      (875,797)      (908,153)
  Proceeds from the sale of equipment.............        36,058         49,302         20,000
  Purchase of subsidiary, net.....................                   (1,796,355)
  (Increase) decrease in due from officers, net...       123,263       (101,878)       (18,689)
  (Increase) decrease in other assets.............      (215,533)        16,452       (106,956)
                                                    ------------   ------------   ------------
       Net cash used in investing activities......      (211,840)    (2,708,276)    (1,013,798)
                                                    ------------   ------------   ------------
Cash flows from financing activities
  Borrowings from line of credit..................    95,927,072    110,434,283    141,391,776
  Payments of line of credit......................   (96,954,529)  (109,501,754)  (136,774,193)
  Principal payments under equipment financing....      (148,959)      (269,613)      (434,854)
  Borrowings from term loans......................                    1,982,071        669,417
  Proceeds from exercise of stock option..........                          937        108,500
  Payments for fractional shares..................                                        (362)
                                                    ------------   ------------   ------------
       Net cash (used in) provided by financing
          activities..............................    (1,176,416)     2,645,924      4,960,284
                                                    ------------   ------------   ------------
       NET INCREASE (DECREASE) IN CASH............       187,097       (189,016)       (41,127)
Cash and cash equivalents at beginning of year....       436,717        623,814        434,798
                                                    ------------   ------------   ------------
Cash and cash equivalents at end of year..........  $    623,814   $    434,798   $    393,671
                                                    ============   ============   ============
Supplemental cash flow disclosures:
  Interest paid...................................  $  1,096,000   $  1,126,000   $  1,970,000
  Income taxes paid...............................       484,000        660,000        993,000
Supplemental schedule of noncash financing and
  investing activities:
  Equipment under capital leases..................                 $     86,000   $    288,000

        The accompanying notes are an integral part of these statements.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1993, 1994 AND 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Jaco Electronics, Inc. and Subsidiaries (the "Company") is primarily engaged in the distribution of electronic components, electromechanical devices and computer subsystems, produced by others, to numerous manufacturing companies. Further, through a fiscal 1994 acquisition, the Company provides contract manufacturing services.

     Electronics parts distribution sales include exports made principally to customers located in Western Europe. For the years ended June 30, 1993, 1994 and 1995, export sales amounted to approximately $5,356,000, $5,289,000 and $5,032,000, respectively.

     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

1.   Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Jaco Electronics, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

2.   Revenue Recognition

     The Company recognizes revenue as products are shipped and title passes to customers.

3.   Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and average cost methods.

4.   Property, Plant and Equipment

     Depreciation is provided for using accelerated methods, principally the double-declining balance method over the estimated useful life of the assets related to the Company's distribution business. Plant and equipment related to the Company's manufacturing business is depreciated using the straight-line method.

5.   Excess of Cost Over Net Assets Acquired

     The excess of cost over net assets acquired is amortized over periods of ten to forty years using the straight-line method. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") that establishes accounting standards for the impairment of long-lived assets, certain intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. In accordance with SFAS No. 121, it is the Company's policy to periodically review and evaluate whether there has been a permanent impairment in the value of intangibles. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows.

6.   Income Taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," as of July 1, 1993 and recorded income of $241,000 as the cumulative effect of a change in accounting for income taxes. Pursuant to SFAS No. 109, deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and net operating loss carryforwards for which income tax expenses or benefits are expected to be realized in future years. A valuation allowance has been established to

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) reduce deferred tax assets attributable to the Company's acquired subsidiary, as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

7.   Earnings Per Common Share

     Earnings per common share is based upon the weighted average number of shares of common stock outstanding during the year and reflects the dilutive effect of outstanding stock options. All per share information has been restated to reflect stock dividends and stock splits.

8.   Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

9.   Concentration of Risk

     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company's customer base, their dispersion across geographic areas and the Company's policy of maintaining credit insurance. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.


     The Company generally purchases products from manufacturers pursuant to nonexclusive distributor agreements. During the year ended June 30, 1995, the Company's top three suppliers accounted for 15%, 13% and 9%, respectively, of net sales. In June 1995 the Company's largest supplier canceled its distributor agreement with the Company. While the Company believes that it will be able to replace a major portion of those sales with sales of other product lines from other suppliers, there can be no assurance that it will, in fact, be able to replace these sales.


NOTE B -- INVENTORY

     Inventories consist of the following:

                                                                            JUNE 30,
                                                                    -------------------------
                                                                       1994           1995
                                                                    ----------     ----------
    Finished goods and goods held for resale....................    $18,092,596    $23,374,881
    Work-in-process.............................................        742,000        718,000
    Raw materials...............................................      1,247,000      2,561,000
                                                                    -----------    -----------
                                                                    $20,081,596    $26,653,881
                                                                    ===========    ===========

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE C -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of:

                                                                                 JUNE 30,
                                                          USEFUL LIFE     -----------------------
                                                           IN YEARS         1994          1995
                                                          -----------     ---------     ---------
    Land, building and improvements...................      10 to 30     $1,259,781    $1,389,603
    Machinery and equipment...........................        3 to 8      3,721,215     4,699,761
    Transportation equipment..........................        3 to 5        186,060       134,997
    Leasehold improvements............................       5 to 10        600,780       687,566
                                                                         ----------    ----------
                                                                          5,767,836     6,911,927
    Less accumulated depreciation and amortization
      (including $496,884 in 1994 and $607,851 in 1995
      of capitalized lease amortization)..............                    2,207,050     2,805,706
                                                                         ----------    ----------
                                                                         $3,560,786    $4,106,221
                                                                         ==========    ==========

     Included in machinery and equipment is computer equipment recorded under capitalized leases at June 30, 1994 and 1995 for $654,933 and $943,038, respectively.

NOTE D -- INCOME TAXES

     The provision for income taxes for the fiscal years ended June 30, 1993, 1994 and 1995, respectively, is as follows:

                                                                       JUNE 30,
                                                         -------------------------------------
                                                           1993          1994          1995
                                                         ---------     ---------     ---------
    Federal
      Current........................................    $ 645,000     $ 505,000    $1,063,000
      Deferred.......................................       50,000       111,000       (31,000)
                                                         ---------     ---------    ----------
                                                           695,000       616,000     1,032,000
    State............................................      102,000        98,000       271,000
                                                         ---------     ---------    ----------
                                                         $ 797,000     $ 714,000    $1,303,000
                                                         =========     =========    ==========

     The Company's effective income tax rate differs from the statutory U.S. Federal income tax rate as a result of the following:

                                                                             JUNE 30,
                                                                     -------------------------
                                                                     1993      1994      1995
                                                                     -----     -----     -----
    Statutory Federal tax rate...................................     34.0%     34.0%     34.0%
    State income taxes, net of Federal tax benefit...............      3.5       5.0       5.6
    Prior period tax adjustments.................................               (3.7)
    Earnings of foreign sales corporation........................      (.9)     (1.0)      (.6)
    Sales expense for which no tax benefit arises................      1.0       2.4       1.7
    Other........................................................     (1.1)       .8       (.2)
                                                                     -----     -----     -----
    Effective tax rate...........................................     36.5%     37.5%     40.5%
                                                                     =====     =====     =====

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE D -- INCOME TAXES (CONTINUED)

     Deferred income tax assets and liabilities resulting from differences between accounting for financial statement purposes and tax purposes, pursuant to SFAS No. 109, at June 30, 1994 and 1995, are summarized as follows:

                                                                        1994          1995
                                                                      ---------     ---------
    Deferred tax assets
      Net operating loss carryforwards............................   $  528,000    $  521,000
      Allowance for bad debts.....................................      223,000       222,000
      Inventory valuation.........................................      465,000       532,000
      Deferred compensation.......................................      195,000       201,000
      Other deferred assets.......................................       60,000        30,000
                                                                     ----------    ----------
                                                                      1,471,000     1,506,000
    Deferred tax liabilities
      Depreciation................................................      (46,000)      (56,000)
      Other.......................................................      (53,000)      (47,000)
                                                                     ----------    ----------
                                                                      1,372,000     1,403,000
    Valuation allowance...........................................     (740,000)     (658,000)
                                                                     ----------    ----------
    Net deferred tax asset........................................   $  632,000    $  745,000
                                                                     ==========    ==========

     At June 30, 1995, the Company, through an acquisition (see Note I), has available a Federal net operating loss carryforward of approximately $1,426,000. Such net operating loss is subject to certain limitations and expires in varying amounts during the fiscal years 2007 through 2009. Further, the Company has established a valuation allowance with respect to the net deferred tax assets attributable to this acquired subsidiary. During fiscal 1995, $82,000 of such net deferred tax asset was recognized as a reduction of the excess of cost over net assets acquired attributable to the acquired subsidiary. The subsequent realization of the majority of such deferred tax asset will result in the reduction of the excess of cost over net assets acquired.

     The components of the deferred income tax expense (benefit) for the year ended June 30, 1993 are comprised of the following:

                Deferred compensation............................    $(17,000)
                Inventory capitalization.........................      19,000
                Bad debts........................................      49,000
                Other............................................      (1,000)
                                                                     --------
                                                                     $ 50,000
                                                                     ========

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE E -- DEBT AND CAPITALIZED LEASE OBLIGATIONS

     Debt and capitalized lease obligations are as follows:

                                                                            JUNE 30,
                                                                    -------------------------
                                                                       1994           1995
                                                                    ----------     ----------
    Term loans and revolving line of credit(a)..................   $ 9,446,429     $22,787,811
    Other term loans(b).........................................                       485,646
    Equipment notes(c)..........................................       469,191         487,189
    Capitalized lease obligations(d)............................       143,900         413,722
                                                                   -----------     -----------
                                                                    10,059,520      24,174,368
    Less amounts representing interest on capitalized leases....        19,240          55,749
                                                                   -----------     -----------
                                                                    10,040,280      24,118,619
    Less current maturities.....................................       346,172         452,995
                                                                   -----------     -----------
                                                                   $ 9,694,108     $23,665,624
                                                                   ===========     ===========

(a) Term Loans and Revolving Line of Credit Facility

     On April 25, 1995, the Company amended its agreement with a bank which, as amended, provides the Company with a $30,000,000 term loan and revolving line of credit facility based principally on eligible accounts receivable and inventories of the Company as defined in the agreement. The amendment increased the credit facility to $30,000,000 from $24,500,000 and bears interest at the higher of the (1) bank's prime rate or the Federal funds rate plus 1/2% or (2) at the Company's option LIBOR plus 2.5% for fixed time periods, and extended the maturity date of the term loan to January 31, 1998 and the revolving line of credit to April 30, 1998. The agreement contains provisions for maintenance of certain financial ratios and prohibits the payment of cash dividends. The outstanding balance on the revolving line of credit facility, $13,555,670 at June 30, 1995, bears interest at the bank's prime rate. Pursuant to the same agreement, at June 30, 1995, there are two outstanding term loans in the amounts of: (1) $8,000,000 due January 31, 1998, and (2) $1,232,141 payable in eighty-four consecutive monthly installments of $17,857, which commenced on April 1, 1994, both bearing interest at the bank's prime rate (9% at June 30, 1995). These borrowings are collateralized by substantially all of the assets of the Company.

(b) Other Term Loans

     Other term loans as of June 30, 1995 are as follows:

                                                                                    MONTHLY
    DATE OF LOAN                                         BALANCE        TERM        PAYMENT
    ------------                                         --------     ---------     -------
    March 16, 1995...................................    $ 57,407     60 months     $1,160
    March 16, 1995...................................     184,396     84 months      2,730
    March 16, 1995...................................     243,843     84 months      4,216
                                                         --------
                                                         $485,646
                                                         ========

     The above loans are collateralized by the related equipment acquired, having a carrying value of approximately $495,000 at June 30, 1995. The agreements contain, among other things, restrictive covenants on one of the Company's subsidiaries, which place limitations on: (i) consolidations,

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE E -- DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)

mergers and acquisitions, (ii) additional indebtedness, encumbrances and guarantees, (iii) loans to shareholders, officers or directors, (iv) dividends and stock redemptions, and (v) transactions with affiliates, all as defined in the agreements. The loans bear interest payable monthly, at 6%, 5.5% and 1.5% over a bank's prime rate, respectively.

(c) Equipment Notes

     The equipment notes are payable through September 1999, bearing implicit interest rates from 7.55% to 13.25%.

(d) Capitalized Lease Obligations

     The Company leases certain equipment under agreements accounted for as capital leases. The obligations for the equipment require the Company to make monthly payments through June 1999, with implicit interest rates from 7.55% to 13.20%.

     The following is a summary of the aggregate annual maturities of long-term debt and capitalized lease obligations as of June 30, 1995:

                                                                    LONG-TERM      CAPITALIZED
                                                                       DEBT          LEASES
                                                                    ----------     -----------
    Year ending June 30,
      1996......................................................  $    377,278     $    97,035
      1997......................................................       401,863          99,014
      1998......................................................    21,973,472          99,014
      1999......................................................       410,097          97,300
      2000......................................................       302,138          21,359
      Thereafter................................................       295,798
                                                                   -----------     -----------
                                                                   $23,760,646     $   413,722
                                                                   ===========     ===========

NOTE F -- COMMITMENTS AND CONTINGENCIES

1.   Leases

     The Company leases office and warehouse facilities under noncancellable operating leases. The leases also provide for the payment of real estate taxes and other operating expenses of the buildings. The minimum annual lease payments at June 30, 1995 are as follows:

                Year ending June 30,
                  1996...........................................    $592,000
                  1997...........................................     124,000
                  1998...........................................      50,000
                  1999...........................................       4,000
                                                                     --------
                                                                     $770,000
                                                                     ========

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE F -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

     The Company leases office and warehouse facilities from a partnership owned by two officers and directors of the Company. The lease expires in December 1995 and requires minimum annual lease payments of $337,500 for the year ending June 30, 1996.

     In addition, the Company is contingently liable as a guarantor of a mortgage on such property in the amount of approximately $396,000 as of June 30, 1995. The Company's rent expense was approximately $583,000, $571,000 and $571,000 for the years ended June 30, 1993, 1994 and 1995, respectively, in connection with the above lease.

     Rent expense on office and warehouse facilities leases for the years ended June 30, 1993, 1994 and 1995 was approximately $834,000, $872,000 and $909,000, respectively, net of sublease income of approximately $194,000, $147,000 and $135,000, respectively.

2.   Other Leases

     The Company also leases various office equipment and automobiles under noncancellable operating leases expiring through December 1999. The minimum rental commitments required under these leases at June 30, 1995 are as follows:

                Year ending June 30,
                  1996...........................................    $305,000
                  1997...........................................     242,000
                  1998...........................................     157,000
                  1999...........................................      64,000
                  2000...........................................      12,000
                                                                     --------
                                                                     $780,000
                                                                     ========

3.   Employment Agreement

     Effective July 1, 1993, the Company entered into a new employment agreement with the Chairman which expires July 1, 1997. Pursuant to this agreement, he received a base salary of $250,000 and $300,000 in 1994 and 1995, respectively, and will receive a base salary of $325,000 for each of the years ending June 30, 1996 and 1997. In addition, the Chairman will be entitled to an annual bonus equal to 4% of earnings before income taxes, if earnings for a particular fiscal year exceed $1,000,000 or 6% if earnings before income taxes are in excess of $2,500,000. The agreement also provides for the continuation of the deferred compensation arrangement first established in fiscal 1985, whereby $50,000 per year has been accrued and becomes payable in its entirety no later than January 15 of the year next following the last to occur of the following events: (1) the Chairman's attainment of age 60 (fiscal 1999) or (2) cessation of the Chairman's employment with or without cause after July 1, 1993. In the event of a change in control resulting in termination of the Chairman's employment, the Chairman will receive between $450,000 and $600,000 depending on the date of termination. For the years ended June 30, 1994 and 1995, bonuses of approximately $76,000 and $193,000, respectively, were earned pursuant to the Chairman's employment agreement. Further, the Chairman has outstanding demand loans at June 30, 1995 aggregating $309,808 which bear interest at 9 3/4% per annum.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE G -- RETIREMENT PLAN

     The Company maintains a 401(k) Plan that is available to all employees, to which the Company contributes up to a maximum of 1% of each employee's salary. For the years ended June 30, 1993, 1994 and 1995, the Company contributed to this plan approximately $60,000, $61,000 and $90,000, respectively.

NOTE H -- SHAREHOLDERS' EQUITY

     On February 3, 1995, the Company declared a 10% stock dividend which was paid on March 10, 1995. Further, on August 30, 1995, the Company authorized a 4-for-3 stock split. The 4-for-3 split will be effective on September 22, 1995. All references to the number of common shares and earnings per common shares have been restated to reflect the 10% stock dividend and the 4-for-3 stock split.

     The Company has stock option plans which provide for the granting of stock options to employees, directors and officers under the following stock option plans:

     In November 1981, the Company approved the adoption of a qualified incentive stock option plan, hereinafter referred to as the "1981 Plan." The stock options granted under the 1981 Plan are generally exercisable for a period of five years at a price not less than the market value on the date of grant. A total of 2,750 shares are reserved for issuance upon exercise of stock options under this plan.

     In December 1992, the Board of Directors approved the adoption of a nonqualified stock option plan, known as the "1993 Non-Qualified Stock Option Plan," hereinafter referred to as the "1993 Plan." The Board of Directors or Plan Committee is responsible for the granting of and price of these options. Such price shall be equal to the fair market value of the common stock subject to such option at the time of grant. The options expire five years from the date of grant and are exercisable over the period stated in each option. The Company has reserved 293,333 shares of common stock for the 1993 Plan, of which 100,100 options are outstanding.

     In October 1993, the Board of Directors approved the adoption of a stock option plan for outside directors, known as the "1993 Stock Option Plan for Outside Directors," hereinafter referred to as the "Outside Directors Plan." Each outside director who was serving as of December 31, 1993 was granted a nonqualified stock option to purchase 14,667 shares of the Company's common stock at the fair market value on the date of grant. Of the 111,467 options currently available for grant under the Outside Directors Plan, each person who is an outside director on December 31 of each calendar year subsequent to 1993 shall be granted options to purchase 2,933 shares of the Company's common stock annually. Granted options shall expire upon the earlier of five years after the date of grant or one year following the date on which the outside director ceases to serve in such capacity. The Company has reserved 146,667 shares of common stock for the Outside Directors Plan of which 35,200 options are outstanding.

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE H -- SHAREHOLDERS' EQUITY (CONTINUED)

     Outstanding options granted to employees, directors and officers for the last three fiscal years are summarized as follows:

                                                                              NONQUALIFIED STOCK
                                              INCENTIVE STOCK OPTIONS              OPTIONS
                                              ------------------------     ------------------------
                                              PRICE RANGE      SHARES      PRICE RANGE      SHARES
                                              ------------     -------     ------------     -------
    Outstanding at July 1, 1992...........    $1.02 - 2.65      44,734
    Granted...............................
    Exercised.............................
                                                               -------
    Outstanding at June 30, 1993..........    $1.02 - 2.65      44,734
    Granted...............................                                 $4.77 - 5.80     129,433
    Exercised.............................       $1.02            (917)
                                                               -------                      -------
    Outstanding at June 30, 1994..........    $1.02 - 2.65      43,817     $4.77 - 5.80     129,433
    Granted...............................                                    $4.94           5,867
    Exercised.............................       $2.65         (41,067)
                                                               -------                      -------
    Outstanding at June 30, 1995..........       $1.02           2,750     $4.77 - 5.80     135,300
                                                               =======                      =======
    Amounts exercisable at June 30,
      1995................................       $1.02           2,750     $4.77 - 5.80     135,300
                                                               =======                      =======

NOTE I -- ACQUISITION

     On March 11, 1994, the Company purchased all of the outstanding common stock of a contract manufacturer for $1,796,355 in cash, financed in part by the Company obtaining a term loan (see Note E). The acquisition was accounted for by the purchase method and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based upon their fair market value as of the date of acquisition. The amount paid in excess of the fair market value, $418,478, as adjusted to reflect the realization of deferred tax assets not previously recognized, is being amortized over a ten-year period and is included in the accompanying consolidated financial statements as of June 30, 1995, net of accumulated amortization of $62,580. The operations of the contract manufacturer are included in the accompanying financial statements from the date of acquisition. The fair market values of the assets and the liabilities assumed at the date of acquisition were as follows:

    Fair value of assets acquired.............................................    $5,455,526
    Liabilities assumed.......................................................    (3,659,171)
                                                                                  ----------
    Purchase price............................................................    $1,796,355
                                                                                  ==========

     The pro forma unaudited results of operations for the year ended June 30, 1994, assuming consummation of the purchase and term loan borrowing as of July 1, 1993, are as follows:

    Net sales................................................................    $108,793,684
                                                                                 ============
    Net earnings.............................................................    $    799,967
                                                                                 ============
    Net earnings per share...................................................            $.31
                                                                                         ====

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE I -- ACQUISITION (CONTINUED)

     As a result of this acquisition, the Company now has two business segments: electronics parts distribution and contract manufacturing. The following is a summary of selected consolidated information for the electronics components distribution and contract manufacturing segments for fiscal 1995 and 1994. Fiscal year ended 1994 information for the contract manufacturing segment is from March 11, 1994 (the date of acquisition) to June 30, 1994.

                                                                      YEAR ENDED JUNE 30,
                                                                  ---------------------------
                                                                     1994             1995
                                                                  ------------    ------------
    Sales
      Electronics components distribution.....................    $102,493,000    $126,545,000
      Contract manufacturing..................................       2,720,000      12,138,000
                                                                  ------------    ------------
                                                                  $105,213,000    $138,683,000
                                                                  ============    ============
    Operating profit
      Electronics components distribution.....................    $  2,991,000    $  4,666,000
      Contract manufacturing..................................          29,000         563,000
                                                                  ------------    ------------
                                                                  $  3,020,000    $  5,229,000
                                                                  ============    ============
    Identifiable assets
      Electronics components distribution.....................    $ 39,545,000    $ 47,909,000
      Contract manufacturing..................................       6,140,000       8,414,000
                                                                  ------------    ------------
                                                                  $ 45,685,000    $ 56,323,000
                                                                  ============    ============
    Capital expenditures
      Electronics components distribution.....................    $    828,000    $    342,000
      Contract manufacturing..................................          48,000         566,000
                                                                  ------------    ------------
                                                                  $    876,000    $    908,000
                                                                  ============    ============
    Depreciation and amortization
      Electronics components distribution.....................    $    329,000    $    397,000
      Contract manufacturing..................................          84,000         296,000
                                                                  ------------    ------------
                                                                  $    413,000    $    693,000
                                                                  ============    ============

NOTE J -- SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                QUARTER ENDED
                                          ---------------------------------------------------------
                                          SEPTEMBER 30,    DECEMBER 31,    MARCH 31,      JUNE 30,
                                              1994             1994           1995          1995
                                          -------------    ------------    ----------    ----------
    Net sales..........................    $31,087,594      $33,747,154    $35,825,167   $38,023,416
    Gross profit.......................      6,394,122        6,919,043      7,496,699     7,970,828
    Net earnings.......................        262,494          447,765        554,284       651,399
    Earnings per common share
      Net earnings per common
         share (a).....................           $.11             $.18           $.23          $.26
                                                ======           ======         ======        ======

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                          JUNE 30, 1993, 1994 AND 1995

NOTE J -- SUPPLEMENTAL SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
          (CONTINUED)

                                                                QUARTER ENDED
                                          ---------------------------------------------------------
                                          SEPTEMBER 30,    DECEMBER 31,    MARCH 31,      JUNE 30,
                                              1993             1993           1994          1994
                                          -------------    ------------    ----------    ----------
    Net sales..........................    $25,027,679      $24,035,522    $27,528,315   $28,621,561
    Gross profit.......................      5,424,908       5,178,809      5,634,382     5,936,724
    Earnings before cumulative effect
      of a change in accounting for
      income taxes.....................        413,033         242,982        382,528       150,124
    Net earnings.......................        654,033         242,982        382,528       150,124
    Earnings per common share
      Earnings per share before
         cumulative effect of a change
         in accounting for income
         taxes.........................           $.16            $.10           $.15          $.06
      Cumulative effect of a change in
         accounting for income taxes
         per share.....................            .09              --             --            --
                                                ------          ------          -----         -----
      Net earnings per common share
         (a)...........................           $.25            $.10           $.15          $.06
                                                ======          ======          =====         =====

-------------------------------

(a) As adjusted to reflect the 10% stock dividend paid on March 10, 1995 and a 4-for-3 stock split authorized on August 30, 1995.

================================================================================

(Logo w/4 pictures of taped and reeled components, assembly of fractional horse power motors, assembly of electronic components on printed circuit boards and printed circuit board)

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Available Information................    2
Prospectus Summary...................    3
Risk Factors.........................    6
Use of Proceeds......................    9
Dividend Policy......................    9
Price Range of Common Stock..........   10
Capitalization.......................   11
Selected Consolidated Financial
  Data...............................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   13
Business.............................   18
Management...........................   27
Principal and Selling Shareholders...   31
Description of Capital Stock.........   32
Shares Eligible for Future Sale......   33
Underwriting.........................   34
Legal Matters........................   35
Experts..............................   35
Incorporation of Certain Documents By
  Reference..........................   35
Additional Information...............   36
Index to Consolidated Financial
  Statements.........................  F-1


================================================================================
================================================================================

                                1,600,000 SHARES

                                      LOGO

                                  COMMON STOCK

                             JACO ELECTRONICS, INC.

                            ------------------------
                              P R O S P E C T U S
                            ------------------------
                                CRUTTENDEN ROTH
                            I N C O R P O R A T E D

                      CLEARY GULL REILAND & MCDEVITT INC.

                                OCTOBER   , 1995

================================================================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


                                                                                 TO BE PAID
                                                           TO BE PAID              BY THE
                                                         BY THE COMPANY     SELLING STOCKHOLDERS
                                                         --------------     --------------------
    Accounting Fees**..................................     $ 50,000               $   --
    Printing Expenses**................................      100,000                   --
    Blue Sky Fees and Expenses**.......................       20,000                   --
    Registration Fee*..................................        6,851                1,422
    NASD Fee*..........................................        2,402                  498
    Legal Fees**.......................................      160,000                   --
    Additional Listing Fees**..........................       17,500                   --
    Miscellaneous**....................................       39,435                   --
                                                            --------               ------
         Total.........................................     $396,188               $1,920
                                                            ========               ======


---------------

 * Actual.


** Estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 402 of the Business Corporation Law of the State of New York (the "BCL") provides that a corporation may indemnify its officers and directors (or persons who have served, at the corporation's request, as officers or directors of another corporation) against the reasonable expenses, including attorneys' fees, actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Supreme Court of the State of New York, or any other court in which the suit may be brought, shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification.

     The Restated Certificate of Incorporation (the "Charter"), and the Restated By-Laws (the "By-Laws") of the registrant provide for the elimination of the personal liability of a director to the registrant and its stockholders for monetary damages for breach of a fiduciary duty as a director. However, the Charter and By-Laws have not (and are not permitted by statute to have) eliminated the liability of a director for (i) any breach of a director's duty of loyalty to the registrant and its stockholders; (ii) any acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any action under Section 719 of the BCL, including paying a dividend or approving an illegal dividend; or (iv) any transaction from which the director derived an improper personal benefit.

     The Charter and By-Laws also provide that expenses incurred by an officer or director may be paid in advance of the final disposition of such action, suit or proceeding by the registrant upon the receipt of an undertaking by or on behalf of the director or officer to repay the said amount advanced if a specific determination is made that the officer or director is not entitled to the indemnification. In addition, the By-Laws provide that the registrant may maintain insurance to protect itself and its officers and directors against any liability, cost, payment or expense associated with such indemnification.

ITEM 16.  EXHIBITS


  EXHIBIT
    NO.
  --------
   1.1       Final form of Underwriting Agreement

   4.1       Form of Common Stock Certificate, incorporated by reference to the Company's
             Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9,
             1984, Exhibit 4.1

   4.2       Final form of Representatives' Warrant Agreement (with form of Representatives'
             Warrant Certificate attached thereto as Exhibit A).

   5.1       Opinion of Morrison Cohen Singer & Weinstein, LLP, as to the legality of the shares of Common Stock (to be filed by Amendment).

  10.1       Sale and leaseback with Bemar Realty Company (as assignee of Hi-Tech Realty
             Company), incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1983, Exhibit 10(1), pages 48-312.

  10.2       Amendment No. 1 to Lease between the Company and Bemar Realty Company (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's
             Registration Statement on Form S-1, Commission File No. 2-91547, filed June 9,
             1984, Exhibit 10.2.

  10.3       1993 Non-Qualified Stock Option Plan, incorporated by reference to the Company's
             Annual Report on Form 10-K for the year ended June 30, 1993, Exhibit 10.6.

  10.4       Stock Purchase Agreement, dated as of February 8, 1994 by and among the Company and Reilrop, B.V. and Guaranteed by Cray Electronics Holdings PLC, incorporated by reference to the Company's Current Report on Form 8-K, dated March 11, 1994.

  10.5       1993 Stock Option Plan for Outside Directors, incorporated by reference to the
             Company's Annual Report on Form 10-K, filed October 7, 1994, Exhibit 10.8.

  10.6       Employment Agreement between Joel H. Girsky and the Company, dated December 29,
             1989, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1990, Exhibit 10.3.

  10.7       Employment Agreement between Joel H. Girsky and the Company, dated October 5,
             1994, incorporated by reference to the Company's Annual Report on Form 10-K, filed
             October 7, 1994, Exhibit 10.9.

  10.8       Authorized Electronic Industrial Distributor Agreement, dated as of August 24,
             1970 by and between AVX and the Company (to be filed by Amendment).

  10.9       Electronic Corporation Distributor Agreement, dated November 15, 1974, by and between Kemet and the Company (to be filed by Amendment).

  23.1       Consent of Morrison Cohen Singer & Weinstein, LLP (included in the Opinion of
             Morrison Cohen Singer & Weinstein, LLP to be filed by Amendment as Exhibit 5.1).

  23.2       Consent of Grant Thornton LLP (included in Part II of this Registration
             Statement).

  24.1       Power of Attorney (included in the signature page filed as a part of this
             Registration Statement).

  99.1       General Loan and Security Agreement dated January 20, 1989, between the Company as borrower and The Bank of New York Commercial Corporation ("BNYCC") as secured party, incorporated by reference to the Company's Current Report on Form 8-K, filed January 31, 1989, Exhibit 28(1).

  99.2       Loan and Security Agreement -- Accounts Receivable and Inventory, dated January
             20, 1989, between the Company and BNYCC, incorporated by reference to the
             Company's Current Report on Form 8-K filed January 31, 1989, Exhibit 28(2).

  EXHIBIT
    NO.
  --------


  99.3       Letter of Credit and Security Agreement, dated January 20, 1989, between the
             Company and BNYCC, incorporated by reference to the Company's Current Report on
             Form 8-K filed January 31, 1989, Exhibit 28(3).
  99.4       Amendment to Term Loan Notes (the "Term Notes") executed by the Company in favor of BNYCC dated January 13, 1992, together with Letters from R.C. Components, Inc.,
             Quality Components, Inc., Micatron, Inc. and Distel, Inc., each a subsidiary of the Company and a guarantor of the obligations evidenced by the Term Notes, to
             BNYCC acknowledging the amendment to the Term Notes for the extension of the maturity date of each such note, incorporated by reference to the Company's 1992
             10-K, Exhibit 28.4.
  99.5       Amendment Nos. 1 through 4 to Loan and Security Agreement between the Company and
             BNYCC, incorporated by reference to the Company's Annual Report on Form 10-K, filed October 7, 1994, Exhibit 99.5.
  99.6       $1,500,000 Additional Term Loan Note, executed by the Company in favor of BNYCC, dated March 11, 1994, incorporated by reference to the Company's Annual Report on
             Form 10-K, filed October 7, 1994, Exhibit 99.6.
  99.7       Restated and Amended Loan and Security Agreement, dated April 25, 1995, among the
             Company, Nexus and BNYCC, together with an Amendment to Term Loan Note executed by the Company in favor of BNYCC and Letter executed by R.C. Components, Inc.,
             Quality Components, Inc., Micatron Inc., Distel, Inc. and Jaco Overseas, Inc.
             (Previously filed)
  99.8       Second Restated and Amended Loan and Security Agreement dated September 13, 1995 among Jaco Electronics, Inc., Nexus Custom Electronics, Inc., The Bank of New York
             Commercial Corporation and NatWest Bank, N.A.


                                                                                    PAGE
                                                                                    ----
    Financial Statement Schedules filed as part of this Registration Statement:
              Report of Independent Certified Public Accountants on Schedule. ....  S-1
              Schedule II -- Valuation and Qualifying Accounts. ..................  S-2

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement with respect to the following:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     We have issued our reports dated August 15, 1995 (except for Note H to the consolidated financial statements as to which the date is August 30, 1995) accompanying the consolidated financial statements and schedule of Jaco Electronics, Inc. as of June 30, 1994 and 1995 and for each of the three years in the period ended June 30, 1995 contained in and incorporated by reference in this Registration Statement on Form S-2 of Jaco Electronics, Inc. and the related Prospectus. We consent to the use and incorporation by reference of the aforementioned reports in the Registration Statement and Prospectus and to the use of our name as it appears under the captions "Selected Consolidated Financial Data" and "Experts".

                                          GRANT THORNTON LLP

Melville, New York

October 12, 1995

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hauppauge, New York on October 13, 1995.


                                          JACO ELECTRONICS, INC.


                                       By:           JOEL H. GIRSKY
                                          -------------------------------------
                                            Joel H. Girsky, Chairman of the
                                             Board, President and Treasurer


                                       By:           JEFFREY D. GASH
                                          -------------------------------------
                                           Jeffrey D. Gash, Principal Financial
                                                  and Accounting Officer


                               POWER OF ATTORNEY



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                  SIGNATURE                                TITLE                    DATE
                  ---------                                -----                    ----

               JOEL H. GIRSKY
---------------------------------------------      Chairman of the Board,       October 13, 1995
               Joel H. Girsky                        President and Treasurer

        /s/   CHARLES S. GIRSKY
---------------------------------------------      Executive Vice President     October 13, 1995
              Charles S. Girsky                      and Director

        /s/   STEPHEN A. COHEN*
---------------------------------------------      Director                     October 13, 1995
              Stephen A. Cohen

        /s/   EDWARD M. FRANKEL*
---------------------------------------------      Director                     October 13, 1995
              Edward M. Frankel

By:            JOEL H. GIRSKY
---------------------------------------------
    (Joel H. Girsky, at attorney-in-fact)

                        REPORT OF INDEPENDENT CERTIFIED
                         PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors and Shareholders
  JACO ELECTRONICS, INC.

     In connection with our audit of the consolidated financial statements of Jaco Electronics, Inc. and Subsidiaries referred to in our report dated August 15, 1995, which is included in the annual report to security holders and incorporated by reference in Part II of this form, we have also audited Schedule II as of June 30, 1995 and for each of the three years in the period then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Melville, New York
August 15, 1995

                    JACO ELECTRONICS, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

             COLUMN A               COLUMN B           COLUMN C                  COLUMN D       COLUMN E
           -----------             ----------   -----------------------        ------------     --------
                                                       ADDITIONS
                                                -----------------------
                                                                 (2)
                                                   (1)       CHARGED TO                          BALANCE
                                   BALANCE AT   CHARGED TO     OTHER                               AT
                                   BEGINNING    COSTS AND    ACCOUNTS -        DEDUCTIONS -      END OF
           DESCRIPTION             OF PERIOD     EXPENSES     DESCRIBE           DESCRIBE        PERIOD
           -----------             ----------   ----------   ----------        ------------     --------
Allowance for doubtful accounts

  Year ended June 30, 1993.......  $1,007,000    $549,000     $110,000(b)        $803,000(a)    $863,000
                                   ==========    ========     ========           ========       ========
  Year ended June 30, 1994.......  $  863,000    $160,000     $187,000(b)(c)     $600,000(a)    $610,000
                                   ==========    ========     ========           ========       ========
  Year ended June 30, 1995.......  $  610,000    $458,000     $104,000(b)        $562,000(a)    $610,000
                                   ==========    ========     ========           ========       ========

-------------------------------
(a) Represents write-offs of uncollectible accounts.

(b) Recoveries of accounts.

(c) Includes balance attributable to acquired subsidiary.

                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                                   DESCRIPTION
  --------                                -----------
   1.1       Final form of Underwriting Agreement

   4.1 Form of Common Stock Certificate, incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No.
             2-91547, filed June 9, 1984, Exhibit 4.1

   4.2       Final form of Representatives' Warrant Agreement (with form of
             Representatives' Warrant Certificate attached thereto as Exhibit A).

   5.1 Opinion of Morrison Cohen Singer & Weinstein, LLP, as to the legality of the shares of Common Stock (to be filed by Amendment).

  10.1       Sale and leaseback with Bemar Realty Company (as assignee of Hi-Tech
             Realty Company), incorporated by reference to the Company's Annual
             Report on Form 10-K for the year ended June 30, 1983, Exhibit 10(1), pages 48-312.

  10.2       Amendment No. 1 to Lease between the Company and Bemar Realty Company
             (as assignee of Hi-Tech Realty Company), incorporated by reference to the Company's Registration Statement on Form S-1, Commission File No.
             2-91547, filed June 9, 1984, Exhibit 10.2.

  10.3       1993 Non-Qualified Stock Option Plan, incorporated by reference to the
             Company's Annual Report on Form 10-K for the year ended June 30, 1993,
             Exhibit 10.6.

  10.4 Stock Purchase Agreement, dated as of February 8, 1994 by and among the Company and Reilrop, B.V. and Guaranteed by Cray Electronics
             Holdings PLC, incorporated by reference to the Company's Current
             Report on Form 8-K, dated March 11, 1994.

  10.5 1993 Stock Option Plan for Outside Directors, incorporated by reference to the Company's Annual Report on Form 10-K, filed October
             7, 1994, Exhibit 10.8.

  10.6       Employment Agreement between Joel H. Girsky and the Company, dated
             December 29, 1989, incorporated by reference to the Company's Annual
             Report on Form 10-K for the year ended June 30, 1990, Exhibit 10.3.

  10.7       Employment Agreement between Joel H. Girsky and the Company, dated
             October 5, 1994, incorporated by reference to the Company's Annual
             Report on Form 10-K, filed October 7, 1994, Exhibit 10.9.

  10.8       Authorized Electronic Industrial Distributor Agreement, dated as of
             August 24, 1970 by and between AVX and the Company (to be filed by Amendment).

  10.9       Electronic Corporation Distributor Agreement, dated November 15, 1974, by and between Kemet and the Company (to be filed by Amendment).

  23.1       Consent of Morrison Cohen Singer & Weinstein, LLP (included in the
             Opinion of Morrison Cohen Singer & Weinstein, LLP to be filed by
             Amendment as Exhibit 5.1).

  23.2       Consent of Grant Thornton LLP (included in Part II of this
             Registration Statement).

  24.1 Power of Attorney (included in the signature page filed as a part of this Registration Statement).

  EXHIBIT
    NO.                                   DESCRIPTION
  --------                                -----------


  99.1       General Loan and Security Agreement dated January 20, 1989, between the Company as borrower and The Bank of New York Commercial
             Corporation ("BNYCC") as secured party, incorporated by reference to the Company's Current Report on Form 8-K, filed January 31, 1989,
             Exhibit 28(1).
  99.2       Loan and Security Agreement -- Accounts Receivable and Inventory,
             dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the Company's Current Report on Form 8-K filed January
             31, 1989, Exhibit 28(2).
  99.3       Letter of Credit and Security Agreement, dated January 20, 1989, between the Company and BNYCC, incorporated by reference to the
             Company's Current Report on Form 8-K filed January 31, 1989, Exhibit
             28(3).
  99.4       Amendment to Term Loan Notes (the "Term Notes") executed by the
             Company in favor of BNYCC dated January 13, 1992, together with
             Letters from R.C. Components, Inc., Quality Components, Inc.,
             Micatron, Inc. and Distel, Inc., each a subsidiary of the Company and a guarantor of the obligations evidenced by the Term Notes, to BNYCC acknowledging the amendment to the Term Notes for the extension of the maturity date of each such note, incorporated by reference to the
             Company's 1992 10-K, Exhibit 28.4.
  99.5       Amendment Nos. 1 through 4 to Loan and Security Agreement between the
             Company and BNYCC, incorporated by reference to the Company's Annual
             Report on Form 10-K, filed October 7, 1994, Exhibit 99.5.
  99.6       $1,500,000 Additional Term Loan Note, executed by the Company in favor of BNYCC, dated March 11, 1994, incorporated by reference to the
             Company's Annual Report on Form 10-K, filed October 7, 1994, Exhibit
             99.6.
  99.7       Restated and Amended Loan and Security Agreement, dated April 25,
             1995, among the Company, Nexus and BNYCC, together with an Amendment to Term Loan Note executed by the Company in favor of BNYCC and Letter executed by R.C. Components, Inc., Quality Components, Inc., Micatron
             Inc., Distel, Inc. and Jaco Overseas, Inc. (Previously filed)
  99.8       Second Restated and Amended Loan and Security Agreement dated
             September 13, 1995 among Jaco Electronics, Inc., Nexus Custom
             Electronics, Inc., The Bank of New York Commercial Corporation and
             NatWest Bank, N.A.